SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2008

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated October 30, 2008

Press Release dated October 30, 2008

Press Release dated October 31, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: October 31, 2008

Eni completes its acquisition of Suez’s majority shareholding in Distrigas

San Donato Milanese (Milan), October 30, 2008 - Eni has today closed its acquisition of a 57.243% interest in the Belgian company Distrigas from Suez-Tractebel based on a sale and purchase agreement that was entered into with Suez on May 29, 2008. The closing of the acquisition was conditional on, among other things, the approval of the European Commission which was received on October 15, 2008.

The acquisition of Distrigas holds a solid strategic rationale as it is part of Eni’s objective of strengthening its leadership in the European gas sector. The deal will ensure Eni a strong foothold in Belgium and in Benelux, a key area in the European gas market due to its geographic position and its high level of interconnectivity with the Centre-North European transit gas networks.

Distrigas, which is listed on the Euronext Brussels Stock Exchange, has been the leading supplier of natural gas to industrial customers, natural gas resellers and electricity producers in Belgium for over 75 years. It also sells gas in France, Germany, the Netherlands and Luxembourg, owns the gas carrier Methania and is a participant in Interconnector (UK) Limited, the company that owns the interconnection of the transit gas networks between Belgium and the UK.
The agreed price for Eni’s acquisition of the 57.243% interest in Distrigas pursuant to the Sale Agreement was Euro 2,738.88 million, equal to Euro 6,809.64 per share ex dividend. In July 2008, Distrigas sold Distrigas & Co to Fluxys SA and Huberator SA. As part of that sale, Fluxys SA and Huberator SA agreed that they will, in certain circumstances, pay an amount of additional consideration to Distrigas in accordance with the "ajustement de prix" (Distrigas & Co price increase) provisions set out in the sale agreement. As part of the sale, Eni has agreed that in the event that Distrigas receives a Distrigas & Co Price Increase within 5 years of the closing of its sale of Distrigas & Co (i.e. by July 1, 2013), Eni will pay a sum equal to a pro rata amount of such increase to Suez.
Following the completion of its acquisition of Suez’s majority stake in Distrigas, Eni should launch a mandatory tender offer on the remaining shares of Distrigas in accordance with Belgian takeover legislation. Details relating to the mandatory tender offer will be contained in a press release in due course, and also in the tender offer prospectus which will be published in connection with the mandatory tender offer. The acceptance period for the tender offer will start, at the latest, 40 business days after the closing of today.
On July 30, 2008, Eni entered into a shareholders’ agreement with Publigas, which currently holds 31.25% of the shares in Distrigas, to define their relationship with regard to the management of Distrigas. The shareholders’ agreement was conditional, among other things, upon the closing of Eni’s acquisition of Suez’s stake in Distrigas. The Shareholders’ Agreement has become unconditional with effect from today.

Today’s acquisition was carried out, and the mandatory tender offer will be carried out, by Eni Gas & Power Belgium SA, a Belgian company wholly controlled by Eni. Eni Gas & Power Belgium SA is also the Eni party to the shareholders’ agreement.

This press release will be available in French and Dutch from 7:00 pm on October 30, 2008.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

Eni reaches an agreement with Suez for the sale of an asset portfolio

San Donato Milanese (Milan), October 30, 2009 - Pursuant to a framework agreement, executed on May 29, 2008, today Eni and Suez have entered into definitive agreements for the sale to Suez of certain assets and for the long-term supply of gas and electric energy.
The transaction is part of Eni’s optimization of its portfolio and activities in the upstream, power and gas sectors. The agreements entered into include:

  the sale of Italgas' gas distribution networks in Rome and certain neighbouring municipalities involving a total 5,300 km pipeline network, 1.5 bcm of gas distributed per year and over 1.3 million delivery points, at a price of 1.02 billion euro;
  the sale of interests in E&P fields, at a price of 273 million euro;
  the right to draw up to 1,100 MW of electricity from Eni by means of a Virtual Power Plant agreement for a period of 20 years, at a price of 1.21 billion euro;
  long-term contracts for gas supply to be delivered in Italy for a period of up to 20 years, at a price of 235 million euro;
  a supply contract for 0.9 bcm per year of LNG in equivalent gas in the Gulf of Mexico for a period of 20 years, at a price of 87 million euro.

Closings of the above agreements are expected to occur by the end of 2008 and the first half of 2009.

This press release will be available in French and Dutch from 7:00 pm on October 30, 2008.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

ENI ANNOUNCES RESULTS FOR THE THIRD QUARTER
AND THE FIRST NINE MONTHS OF 2008

•	Adjusted net profit: up 52.7% to euro 2.89 billion for the third quarter and up 21.6% to euro 8.26 billion for the first nine months of 2008.
•	Net profit: up 37.0% to euro 2.94 billion for the third quarter and up 38.5% to euro 9.70 billion for the first nine months of 2008.
•	Cash flow: up 70.3% to euro 5.73 billion for the third quarter (up 20.2% to euro 15.68 billion for the first nine months of 2008).
•	Oil and natural gas production for the third quarter: up 6.3% to 1.76 million barrels per day; up 10% excluding the PSA impact (up 3.9% for the first nine months of 2008; up 8% excluding the PSA impact).
•	Natural gas sales for the third quarter: down 0.8% to 20.17 billion cubic meters (up 5.8% for the first nine months of 2008).

Rome, October 31, 2008 - Eni, the international oil and gas company, today announces its group results for the third quarter and the first nine months of 20081 (unaudited).

Paolo Scaroni, Chief Executive Officer, commented:
“Eni has delivered another quarter of excellent results driven by strong production growth and good operational performance in all our divisions. I am particularly satisfied by our record cash generation that enables us to finance growth and provide sector-leading returns to shareholders while preserving the Company’s solid capital structure.”

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	% Ch. 3 Q. 08 vs 3 Q. 07	Nine months 2007	Nine months 2008	% Ch.

				SUMMARY GROUP RESULTS
4,379	5,723	6,276	43.3	Operating profit	13,702	18,177	32.7
4,245	5,605	6,201	46.1	Adjusted operating profit (a)	13,694	17,715	29.4
2,146	3,437	2,941	37.0	Net profit (b)	7,001	9,699	38.5
0.59	0.94	0.81	37.3	- per ordinary share (euro) (c)	1.92	2.66	38.5
1.62	2.94	2.44	50.6	- per ADR ($) (c) (d)	5.16	8.10	57.0
1,892	2,318	2,890	52.7	Adjusted net profit (a) (b)	6,792	8,258	21.6
0.52	0.64	0.79	51.9	- per ordinary share (euro) (c)	1.85	2.27	22.7
1.43	2.00	2.38	66.4	- per ADR ($) (c) (d)	4.97	6.91	39.0

(a)	For a detailed explanation of adjusted operating profit and net profit see page 26.
(b)	Profit attributable to Eni shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

____________

(1)	This press release represents the quarterly report prepared in compliance with Italian listing standards as provided by Article 154-ter of the Italian code for securities and exchanges (Testo Unico della Finanza).

Financial highlights

Third quarter of 2008

-	Adjusted operating profit was euro 6.2 billion, up 46.1% from the third quarter of 2007. This was due to the better operating performance of the Exploration & Production division, driven by higher realizations and production growth. In addition, the Refining & Marketing division reverted to a better level of profitability.
-	Adjusted net profit was up 52.7% to euro 2.89 billion, mainly as a result of the stronger operating performance.
-	Capital expenditures for the quarter were up 16.2% from a year ago to euro 3.11 billion mainly related to continuing development of oil and gas reserves, the upgrading of gas transportation infrastructure and the construction of rigs and offshore vessels in the Engineering & Construction division.
-	Net cash generated by operating activities amounting to euro 5.73 billion was used to fund a part of financing needs associated with expenditures on capital and exploration projects (euro 3.11 billion), other funding requirements associated with investing activities (euro 0.6 billion), the payment of the 2008 interim dividend (euro 2.36 billion) and the repurchase of 18.1 million own shares at a cost of euro 369 million. Net borrowings[2] in the quarter increased by euro 1.26 billion to euro 17.82 billion from the end of June 2008. This increase was affected by negative foreign currency translation differences of approximately euro 0.5 billion.

First nine months of 2008

-	Adjusted operating profit for the first nine months of 2008 was euro 17.72 billion, up 29.4% from a year ago, due to a better operating performance reported by the Exploration & Production division, and, to a lesser extent, the Engineering & Construction division. These improvements were partly offset by a decline in operating profit reported by the Company’s downstream businesses, particularly the Petrochemical division which reported a big operating loss amid an industry downturn.
-	Adjusted net profit was up 21.6% to euro 8.26 billion, mainly as a result of the stronger operating performance, that was partly offset by a higher tax rate on adjusted basis (from 49.1% to 52.4%).
-	Net cash generated by operating activities amounting to euro 15.68 billion and coupled with cash from divestments for euro 529 million was used to fund a part of Eni’s financing needs associated with expenditures on capital and exploration projects (euro 9.87 billion), payment of dividend by Eni SpA (euro 4.91 billion, of which euro 2.36 billion related to 2008 interim dividend), the completion of the acquisition of Burren Energy Plc (euro 1.7 billion) and the repurchase of 34.7 million own shares at a cost of euro 757 million. At September 30, 2008 net borrowings amounted to euro 17.82 billion and increased by euro 1.5 billion from December 31, 2007.
-	Return on Average Capital Employed (ROACE)[3] calculated on an adjusted basis for the twelve-month period ending September 30, 2008 was 20.0% (19.5% for the twelve-month period ending September 30, 2007).
-	Ratio of net borrowings to shareholders’ equity including minority interest – leverage[3] – was 0.37, substantially unchanged in comparison with the end of 2007 (0.38).

_______________

(2)	Information on net borrowings composition and borrowings facilities is furnished on page 36.
(3)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See pages 36 and 39 for leverage and ROACE, respectively.

Operational highlights and trading environment

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	% Ch. 3 Q. 08 vs 3 Q. 07	Nine months 2007	Nine months 2008	% Ch.

KEY STATISTICS
1,659	1,772	1,764	6.3	Production of hydrocarbons	(kboe/d)	1,710	1,777	3.9
975	998	1,015	4.1	- Liquids	(kbbl/d)	1,010	1,008	(0.2)
3,927	4,442	4,302	9.9	- Natural gas	(mmcf/d)	4,017	4,415	9.6
20.34	22.16	20.17	(0.8)	Worldwide gas sales	(bcm)	69.21	73.24	5.8
1.27	1.48	1.37	7.9	- of which: E&P sales		3.51	4.69	33.6
8.67	7.21	7.62	(12.1)	Electricity sold	(TWh)	24.91	22.99	(7.7)
3.30	3.21	3.34	1.2	Retail sales of refined products in Europe	(mmtonnes)	9.37	9.61	2.6

Third quarter of 2008

-	Oil and natural gas production for the third quarter amounted to 1,764 kboe/d, representing an increase of 6.3% from the third quarter of 2007. This improvement reflected contribution from Burren assets that were acquired in Congo and Turkmenistan early in 2008 (for an overall increase of 24 kboe/d), and continuing production ramp-up in Angola, Congo, Egypt, Pakistan and Venezuela. Production growth was also boosted by lower facility downtime particularly in the UK where the Cats pipeline was halted for an accident occurred in the third quarter of 2007. These improvements were partially offset by hurricane disruptions in the Gulf of Mexico (down 25 kboe/d) and mature field declines in Norway and Italy. Higher oil prices resulted in lower volume entitlements in Eni’s Production Sharing Agreements (PSAs) and similar contractual schemes, down 60 kboe/d. When excluding the impact of lower entitlements in PSAs, production was up approximately 10%.
-	Eni’s worldwide natural gas sales were 20.17 bcm, down 0.8% as lower sales volumes were reported in Italy, partly offset by higher international sales that were up 3.6%, mainly as a result of organic growth achieved in European markets.
-	Oil and gas realizations for the quarter were up 47.1% driven by strength in Brent prices (up 53.3% from the third quarter of 2007).
-	The trading environment favorably influenced natural gas marketing margins due to favorable trends in the euro vs. the dollar exchange rate and energy parameters.
-	Realized refining margins were supported by the widening of heavy crude differentials in the Mediterranean area that enabled Eni’s complex refineries to capture the advantage to process low-cost feedstock, as well as higher relative prices of certain products.

First nine months of 2008

-	Oil and natural gas production for the first nine months of 2008 was 1,777 kboe/d, representing an increase of 3.9% compared with the first nine months of 2007. This improvement was mainly driven by the benefit of the assets acquired in 2007 and 2008 in the Gulf of Mexico, Congo and Turkmenistan (up 73 kboe/d), as well as continuing production ramp-up in Angola, Egypt, Pakistan and Venezuela. These positives were partially offset by mature field declines, as well as planned and unplanned facility downtime in the North Sea and hurricane-related impacts in the Gulf of Mexico. Higher oil prices resulted in lower volume entitlements in Eni’s PSAs and similar contractual schemes, down approximately 70 kboe/d. When excluding the impact of lower entitlements in PSAs, production was up approximately 8%.
-	Eni’s worldwide natural gas sales were 73.24 bcm, up 5.8% driven by an increase in international sales that were up by 15.1% mainly reflecting organic growth achieved in European markets in addition to the higher seasonal sales recorded in the first quarter, partially offset by lower sales in Italy.
-	Oil and gas realizations in the first nine months of 2008 were up 50.6% driven by strength in Brent prices (up 65.4% from the first nine months of 2007).
-	Natural gas marketing margins decreased slightly in the nine months as the improvement in the trading environment seen in the third quarter was insufficient to counter the gas margin decline that was experienced in the first half of the year.
-	Realized refining margins decreased from a year ago due to the appreciation of the euro against the dollar, partially offset by a favorable trading environment as measured by movements in the relative prices of products compared to the cost of the oil feedstock.

Portfolio developments

-	On October 30, 2008, following authorization from the European Commission, Eni closed the acquisition of a 57.243% interest in Distrigaz SA from the French company Suez-Tractebel for a cash consideration of euro 2.74 billion. Eni will launch a tender offer to acquire the minority stake in Distrigaz SA, as soon as authorization from Belgian authorities is granted. On the same occasion, Eni signed agreements with Suez to dispose of certain Eni assets as part of the Company’s asset portfolio optimization. The disposed assets include Eni’s network of low-pressure pipelines serving the consumer area of Rome and interests in a number of Eni’s upstream assets. In addition, certain long-term supply contracts of electricity, gas and LNG have been agreed upon.
-	Finalized an agreement to acquire all the common shares of First Calgary Petroleum Ltd, a Canadian oil and gas company with exploration and development activities in Algeria. The acquisition values the fully diluted share capital of First Calgary at approximately CAN$923 million. Production start up at First Calgary’s fields is expected in 2011 with a projected plateau of approximately 30,000 boe/d net to Eni by 2012. The transaction is expected to close late in 2008.
-	On October 1, 2008, Eni divested the entire share capital of subsidiary Agip España to Galp Energia SGPS SA, following the exercise of a call option in October 2007 pursuant to agreements among Galp’s shareholders. The divested asset includes 371 service stations located in the Iberian Peninsula, as well as wholesale marketing activities of oil products.
-	Awarded 5 new exploration licenses in Keathley Canyon, Gulf of Mexico, following an international bid procedure. The transaction is subject to approval from local authorities.
-	Signed a partnership agreement with Papua New Guinea for the exploration of oil and gas and identification of opportunities to develop the Country’s resources.
-	Signed a strategic agreement with Petroleos de Venezuela, SA (PDVSA) for the exploration and development of two offshore Venezuelan fields through gas resources to be processed in an LNG project.
-	Started-up production at the Saxi and Batuque fields offshore Angola, following the start-up of Mondo in the first quarter, as part of the large Kizomba C development project. The Saxi and Batuque fields are expected to plateau at approximately 100 kboe/d (18 kboe/d net to Eni).
-	Signed a Memorandum of Understanding with Sonangol for the definition of an integrated model of cooperation and development. The agreement covers onshore development activities and construction of facilities in Angola designed to monetize flaring gas as well as collaboration in the field of bio-fuels.
-	Continued exploration success:
(i) offshore Sicily (Italy), the new gas Argo 2 discovery (Eni 60%) was made, yielding approximately 6 mmcf/d of gas in test production;
(ii) offshore Angola, the oil discovery Ngoma-1 was achieved in the operated Block 15/06 (Eni 35%).

Outlook for 2008
The outlook for Eni in 2008 remains positive, with key business trends for the year as follows:

-	Production of liquids and natural gas is forecasted to increase by approximately 3% from 2007 (actual oil and gas production averaged 1,736 mmboe/d in 2007), based on the Company’s scenario for Brent prices at $100 per barrel for the full year. Additional production flowing from assets acquired in 2007 and 2008 in the Gulf of Mexico, Congo and Turkmenistan, as well as field start-ups in Angola, Egypt, Venezuela, Congo, Pakistan and the USA will sustain production performance against expected mature field declines and lower volume entitlements in the Company’s production sharing agreements (PSAs).
-	Sales volumes of natural gas worldwide are forecasted to increase by approximately 4% from 2007 (actual sales volumes in 2007 were 98.96 bcm). The increase that reflects the stronger seasonal sales recorded in the first quarter, will be supported by expansion in target European markets, mainly in France, the Iberian Peninsula and Turkey, and in the LNG business. This sales forecast does not include any contribution from the acquisition of Distrigaz, whilst it takes into account the full contribution coming from upstream gas operations that were acquired in the Gulf of Mexico in midst 2007.
-	Refining throughputs on Eni’s account are expected to be unchanged from 2007 (actual throughputs in 2007 were 37.15 mmtonnes). Higher throughputs are forecasted at Ceska Rafinerska as a result of the acquisition of an additional stake made in 2007. This improvement will be offset by an expected decrease in Italy mainly at the Taranto, Venice, Milazzo and Livorno refineries as a result of planned and unplanned facility downtime and temporary shutdowns. The Sannazzaro and Gela refineries are expected to achieve higher processing.
-	Retail sales of refined products are expected to increase by approximately 1% from the 2007 level (11.8 mmtonnes were the comparable volumes achieved in 2007, which excludes volumes marketed in the Iberian Peninsula). This increase will be driven by higher sales in Europe due to the full contribution of assets acquired in 2007 in Central-Eastern Europe and higher market share projected in retail marketing operations in Italy.

In 2008, management expects to spend approximately euro 14.4 billion on capital expenditures up 36% from 2007 (euro 10.59 billion in 2007). Major increases are expected in the development of oil and natural gas reserves, the upgrading of construction vessels and rigs, and the upgrading of natural gas transport infrastructures.
On the basis of planned cash outflows to fund capital expenditures, the acquisitions of Distrigaz and First Calgary, and shareholders remuneration, as well as proceeds from asset sales, management expects the Group’s leverage to achieve a slightly lower level compared with 0.38 as reported in 2007. The projection is based on the Company’s scenario for Brent prices at $100 per barrel for the full year.
The Company relies on cash flows from operating activities and proceeds from asset sales to support its liquidity requirements. The Company expects that these sources of liquidity will be adequate to meet its funding requirements associated with its capital-spending program, cash returns to shareholders, and required debt re-payments.

This press release for the third quarter of 2008 and the first nine months of 2008 (unaudited) provides data and information on business and financial performance in compliance with Article 154-ter of the Italian code for securities and exchanges (“Testo Unico della Finanza” - TUF).
Quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. The evaluation and recognition criteria applied during the preparation of the report for the third quarter are unchanged from those adopted for the preparation of the Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. SEC. On October 15, 2008, the European Commission adopted certain amendments to accounting standards IAS 39 and IFRS 7 that enable under rare circumstances the reclassification of certain held for trading financial assets to other categories of financial instruments, thus changing their measurement criteria. These amendments did not result in any significant modification to the Company’s classification of its financial instruments.
Results are presented for the Third Quarter and the First Nine Months of 2008 and for the Third Quarter and the First Nine Months of 2007. Information on liquidity and capital resources relates to end of the period as of September 30, 2008, June 30, 2008, and December 31, 2007. Tables contained in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report.
Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Alessandro Bernini, in his position as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and entries.

Cautionary statement
This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the First Nine Months of the year cannot be extrapolated on an annual basis.

Contacts
E-mail: segreteriasocietaria.azionisti@eni.it

Investor Relations
E-mail: investor.relations@eni.it
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.it
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni, Rome, Piazzale Enrico Mattei, 1
Capital Stock: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39-0659821 - Fax: +39-0659822141

* * *

This press release for the Third Quarter and the First Nine Months of 2008 (unaudited) is also available on the Eni web site: www.eni.it.

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, engineering and construction industries. Eni is present in 70 countries and is Italy’s largest company by market capitalization.

Summary result for the third quarter and the first nine months of 2008

(million euro)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	% Ch. 3 Q. 08 vs 3 Q. 07	Nine months 2007	Nine months 2008	% Ch.

20,190	27,109	28,161	39.5	Net sales from operations	61,878	83,583	35.1
4,379	5,723	6,276	43.3	Operating profit	13,702	18,177	32.7
(238)	(756)	(334)		Exclusion of inventory holding (gains) losses	(345)	(1,412)
104	638	259		Exclusion of special items	337	950
				of which:
		(21)		- non recurring items	56	(21)
104	638	280		- other special items	281	971

4,245	5,605	6,201	46.1	Adjusted operating profit	13,694	17,715	29.4

2,146	3,437	2,941	37.0	Net profit attributable to Eni	7,001	9,699	38.5
(165)	(542)	(187)		Exclusion of inventory holding (gains) losses	(275)	(970)
(89)	(577)	136		Exclusion of special items	66	(471)
				of which:
				- non recurring items	81
(89)	(577)	136		- other special items	(15)	(471)

1,892	2,318	2,890	52.7	Adjusted net profit attributable to Eni	6,792	8,258	21.6
154	195	148	(3.9)	Adjusted net profit of minority interest	465	515	10.8
2,046	2,513	3,038	48.5	Adjusted net profit	7,257	8,773	20.9
				Breakdown by division:
1,372	2,047	2,455	78.9	Exploration & Production	4,428	6,596	49.0
465	377	458	(1.5)	Gas & Power	2,042	2,037	(0.2)
95	106	147	54.7	Refining & Marketing	345	319	(7.5)
18	(102)	(49)	..	Petrochemicals	148	(217)	..
174	203	203	16.7	Engineering & Construction	478	571	19.5
(43)	(68)	(48)	(11.6)	Other activities	(163)	(162)	0.6
(70)	26	(161)	..	Corporate and financial companies	(41)	(258)	..
35	(76)	33		Impact of unrealized intragroup profit elimination (a)	20	(113)

				Net profit
0.59	0.94	0.81	37.3	per ordinary share (euro)	1.92	2.66	38.5
1.62	2.94	2.44	50.6	per ADR ($)	5.16	8.10	57.0
				Adjusted net profit
0.52	0.64	0.79	51.9	per ordinary share (euro)	1.85	2.27	22.7
1.43	2.00	2.38	66.4	per ADR ($)	4.97	6.91	39.0
3,667.6	3,645.1	3,635.7	(0.9)	Weighted average number of outstanding shares (b) (million)	3,672.7	3,644.3	(0.8)
3,366	5,191	5,733	70.3	Net cash provided by operating activities	13,049	15,683	20.2
2,679	3,641	3,112	16.2	Capital expenditures	6,936	9,871	42.3

(a)	This item regards intragroup sales of goods, services and capital goods recorded among the assets of the purchasing business segment as of period end.
(b)	Fully diluted.

Trading environment indicators

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	% Ch. 3 Q. 08 vs 3 Q. 07	Nine months 2007	Nine months 2008	% Ch.

74.87	121.38	114.78	53.3	Average price of Brent dated crude oil (a)	67.13	111.02	65.4
1.375	1.562	1.504	9.4	Average EUR/USD exchange rate (b)	1.344	1.522	13.2
54.45	77.71	76.32	40.2	Average price in euro of Brent dated crude oil	49.95	72.94	46.0
4.04	8.04	6.37	57.7	Average European refining margin (c)	4.67	6.07	30.0
2.94	5.15	4.24	44.2	Average European refining margin in euro	3.47	3.99	15.0
4.5	4.9	5.0	11.1	Euribor - three month rate (%)	4.1	4.8	17.1
5.8	2.8	2.9	(50.0)	Libor - three month dollar rate (%)	5.5	3.0	(45.5)

(a)	In USD dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Third quarter of 2008

Group results
Eni’s net profit for the third quarter of 2008 was euro 2,941 million, an increase of euro 795 million from the third quarter of 2007, or 37.0%. This result benefited from higher reported operating profit, which was up euro 1,897 million, or 43.3%, mainly because of the improved operating performance reported by the Exploration & Production division. The improvement in operating profit was partly offset by higher income taxes, down euro 973 million, recorded mainly by subsidiaries of the Exploration & Production division operating outside Italy due to higher taxable profit.

Eni’s adjusted net profit amounted to euro 2,890 million, an increase of euro 998 million or 52.7% from the third quarter of 2007. Adjusted net profit is calculated by excluding an inventory holding gain of euro 187 million and special charges of euro 136 million net, resulting in an overall adjustment equal to a decrease of euro 51 million. Special charges mainly related to the recognition of a contribution of euro 200 million to the solidarity fund pursuant to Italian Law Decree No. 112/2008 to be used to subsidize the gas bills for residential uses of less affluent citizens. In addition, asset impairments, mainly related to unproved oil and gas properties, environmental charges and provisions for redundancy incentives were accounted in the quarter.
Special gains were mainly recorded in connection with utilization of deferred tax liabilities relating to period-end inventories. The gain derived from application of a special tax with a 16% rate that replaced the statutory tax rate of 33% on higher carrying amounts of period-end inventories of oil, gas and refined products stated at the weighted-average cost with respect to their tax base according to the last-in-first-out method, as provided by recently enacted new tax rules for Italian energy companies (for further details see disclosure on the first nine months results). Furthermore, a gain regarding the favorable outcome of an antitrust proceeding before the European Commission was recorded as partial utilization of a previously accrued contingent loss.

Results by division
The increase in the Group adjusted net profit mainly reflected a higher result reported by:

-	The Exploration & Production division achieved an increase of euro 1,083 million in adjusted net profit, up 78.9%, due to an improved operating performance (up euro 1,976 million, or 59.7%). The improvement in operating performance was driven by higher realizations in dollars (oil up 40.6%; natural gas up 78.0%) and production growth (up 7.1 mmboe), that were partially offset by the appreciation of the euro against the dollar (up 9.4%) and higher amortization charges;
-	The Refining & Marketing division reported increased adjusted net profit (up euro 52 million, or 54.7%) driven by better operating performance up euro 66 million, or 55.5%. Improved operating performance reflected both higher realized refining margins due to a favorable trading environment, as well as higher operating profit delivered by marketing activities in Italy mainly reflecting higher retail market share;
-	The Engineering & Construction division reported improved net profit (up euro 29 million, or 16.7%) driven by better operating performance, up euro 65 million, due to favorable market conditions.

These increases were partly offset by weaker results reported by the Petrochemical division where a loss was incurred at both the operating level and the bottom line, down euro 89 million and euro 67 million respectively. This shortfall was due to a steep decline in selling margins of commodity chemicals, reflecting higher supply costs of oil-based feedstock that were not fully recovered in sales prices amid an industry downturn.

First nine months of 2008

Group results
Eni’s net profit for the first nine months of 2008 was euro 9,699 million, representing an increase of euro 2,698 million from the first nine months of 2007, or 38.5%. This result benefited from higher reported operating profit, which was up euro 4,475 million, or 32.7%, mainly driven by an improved performance in the Exploration & Production division. The improved operating result was partly absorbed by higher income taxes (down euro 1,782 million), reflecting higher taxes currently payable recorded by subsidiaries of the Exploration & Production division operating outside Italy.

Higher income taxes currently payable were partly offset by an adjustment to deferred tax relating to:

-	utilization of deferred tax liabilities recognized on higher carrying amounts of period-end inventories of oil, gas and refined products stated at the weighted-average cost with respect to their tax base according to the last-in-first-out method. In fact, pursuant to the Law Decree No. 112 of June 25, 2008, energy companies in Italy are required from 2008 to state inventories of hydrocarbons at the weighted-average cost for tax purposes as opposed to the previous Lifo evaluation and to recognize a one-off amount calculated by applying a special tax with a 16% rate on the difference between the two amounts. Accordingly, profit and loss benefited from the difference between utilization of deferred tax liabilities accrued on hydrocarbons inventories based on the previously applicable statutory tax rate of 33% and the mentioned one-off tax (for a total positive impact of euro 462 million);
-	the impact of above mentioned Law Decree No. 112/2008 on certain deferred tax assets of Italian subsidiaries for an amount of euro 94 million;
-	application of the Budget Law 2008 that provided an increase in limits whereby carrying amounts of assets and liabilities of consolidated subsidiaries can be recognized for tax purposes by paying a one-off amount calculated by applying a special tax with a 6% rate resulting in a net positive impact on profit and loss of euro 290 million;
-	enactment of a renewed tax framework in Libya regarding oil companies operating in accordance with production sharing schemes. Based on the new provisions, the tax base of the Company’s Libyan oil properties has been reassessed resulting in the partial utilization of previously accrued tax liabilities (euro 173 million).

Eni’s adjusted net profit amounted to euro 8,258 million, an increase of euro 1,466 million or 21.6% from the first nine months of 2007. Adjusted net profit is calculated by excluding an inventory holding gain of euro 970 million and special gains of euro 471 million net, resulting in an overall adjustment equal to a decrease of euro 1,441 million. Special items mainly related to gains reflecting an adjustment to deferred tax for Italian subsidiaries and Libyan oil properties due to aforementioned new tax rules, asset impairments, including unproved oil and gas properties, refineries and petrochemicals plants, gains recorded on the divestment of interests in the Engineering & Construction business, as well as the aforementioned contribution to the solidarity fund, pursuant to Law Decree No. 112/2008.

Results by division
The increase in the Group adjusted net profit mainly reflected a higher result reported by:

-	The Exploration & Production division achieved an increase of euro 2,168 million in adjusted net profit, up 49.0%, due to a better operating performance (up euro 4,730 million, or 47.7%) driven by higher realizations in dollars (oil up 53.7%; natural gas up 52.8%) and production growth (up 17.9 mmboe). These improvements were partially offset by the appreciation of the euro against the dollar (up 13.2%), rising operating costs and higher amortization charges, also due to increased exploration activity (increasing by approximately euro 300 million at constant exchange rates);
-	The Engineering & Construction division reported improved net profit (up euro 93 million, or 19.5%) driven by better operating performance which was up euro 153 million due to favorable market conditions.

These increases were partly offset by weaker results reported by the oil and petrochemical downstream businesses.

-	The Petrochemicals division incurred a loss at both the operating level and the bottom line, down euro 503 million and euro 365 million respectively. This shortfall was due to a steep decline in commodity chemical margins, reflecting higher supply costs of oil-based feedstock that were not fully recovered in sales prices.
-	The Refining & Marketing division reported lower adjusted results (down euro 26 million, or 7.5%) as operating performance decreased by euro 59 million from a year ago, mainly due to a poor refining performance.

Liquidity and capital resources
Summarized Group Balance Sheet

(million euro)	Dec. 31, 2007	June 30, 2008	Sept. 30, 2008	Change vs Dec. 31, 2007	Change vs June 30, 2008

Fixed assets	62,849	65,391	69,853	7,004	4,462
Net working capital	(3,006)	(4,608)	(3,658)	(652)	950
Provisions for employee benefits	(935)	(915)	(966)	(31)	(51)
Net assets held for sale including related net borrowings	286	586	505	219	(81)

Capital employed, net	59,194	60,454	65,734	6,540	5,280

Shareholders’ equity including minority interest	42,867	43,889	47,911	5,044	4,022
Net borrowings	16,327	16,565	17,823	1,496	1,258

Total liabilities and shareholders’ equity	59,194	60,454	65,734	6,540	5,280

Period-end currency translation effects increased the carrying amounts of net capital employed, shareholders’ equity and net borrowings by approximately euro 950 million, euro 910 million and euro 40 million respectively compared to 2007 year end amounts. This increase was mainly driven by the depreciation of the euro against the dollar (at September 30, 2008 the euro/US$ exchange rate was 1.430 as compared to 1.472 at December 31, 2007, down 2.9%).

Fixed assets amounted to euro 69,853 million, representing an increase of euro 7,004 million from December 31, 2007. The increase reflected capital expenditures incurred in the period (euro 9,871 million), the consolidation of Burren Energy assets (euro 2,444 million), and currency translation effects partly offset by depreciation, depletion and amortization and impairment charges (euro 6,301 million).

Net working capital4 was in negative territory at euro 3,658 million decreasing by euro 652 million from December 31, 2007. This effect mainly resulted from an increase in tax currently payable due to income taxes accrued for the period and an increase in excise taxes5 on oil products marketed in Italy. This was substantially offset by a decrease recorded in net deferred tax liabilities for Italian companies and activities in Libya.

Shareholders’ equity including minority interest amounted to euro 47,911 million and increased by euro 5,044 million. This increase reflected net profit for the period (euro 10,316 million) and foreign currency translation effects, partly offset by the payment of dividends (euro 5,134 million, of which euro 4,910 million were paid by Eni SpA), losses upon fair value evaluation of certain cash flow hedges taken to reserve including hedged transactions settled in the period (euro 277 million net of the related tax effect for euro 187 million) as well as a deduction associated with the repurchase of shares in the first nine months of 2008 (euro 757 million).

At September 30, 2008 net borrowings amounted to euro 17,823 million and increased by euro 1,496 million from December 31, 2007 and by euro 1,258 million from June 30, 2008. In the quarter cash inflow generated by operating activities was used to fund a part of funding requirements associated with the payment of the interim dividend for 2008, capital expenditures for the period, including other funding requirements in connection with investing activities, as well as share repurchases and negative currency translation effects.

Net capital employed in the Exploration & Production, Gas & Power and Refining & Marketing divisions represented 89% of total net capital employed (unchanged with respect to December 31, 2007).

_______________

(4)	More detailed information is provided in the section “Summarized Group Balance Sheet”.
(5)	This increase reflects excise taxes on oil products marketed in Italy in the first 15 days of December which are settled within the end of this month, instead of being paid in the following month as in the rest of the year.

Summarized Group Cash Flow Statement
(million euro)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	Nine months 2007	Nine months 2008

3,366	5,191	5,733	Net cash provided by operating activities	13,049	15,683
(2,679)	(3,641)	(3,112)	Capital expenditures	(6,936)	(9,871)
(3,776)	(165)	(127)	Acquisition of investments and businesses (a)	(8,711)	(2,076)
		(600)	Other cash flow related to capital expenditures, investments and disposals
452	145	56	Proceeds from disposals (a)	604	529
(147)	(2,746)	(2,728)	Dividends to Eni shareholders and shares repurchased	(2,870)	(5,667)
(11)	(221)	(41)	Dividends distributed and shares repurchased by subsidiaries	(580)	(282)
487	463	(439)	Foreign exchange translation differences and other changes	781	188
(2,308)	(974)	(1,258)	CHANGE IN NET BORROWINGS	(4,663)	(1,496)

(a)	Both items include net borrowings acquired or discharged.

In the first nine months of 2008, net cash provided by operating activities (euro 15,683 million) coupled with cash from divestments for euro 529 million were used to fund about 90% of cash outflows relating to:

(i)	capital expenditures totaling euro 9,871 million;
(ii)	payment of dividend by Eni SpA (euro 4,910 million, euro 2,359 million related to the payment of an interim dividend for 2008), as well as dividend payment from certain consolidated subsidiaries to minorities (euro 212 million, mainly relating to Snam Rete Gas and Saipem);
(iii)	the completion of the acquisition of Burren Energy Plc (cash outflow in 2008 being euro 1.7 billion net of acquired cash of euro 0.1 billion; total cash consideration for this transaction amounted to euro 2.36 billion which includes the amount of Burren’s shares purchased in December 2007);
(iv)	other investments in non-consolidated entities mainly related to funding requirements for an LNG project in Angola (euro 0.2 billion);
(v)	share repurchases by the parent company Eni SpA for a total amount of euro 757 million.

Share repurchases
From January 1 to September 30, 2008 a total of 34.7 million own shares were purchased at a cost of euro 757 million (on average euro 21.783 per share). Since the beginning of the share buy-back plan (September 1, 2000), Eni has purchased 397.3 million of its own shares, equal to 9.9% of capital stock at issue, at a total cost of euro 6,950 million (for an average cost of euro 17.492 per share) representing 93.92% of the amount authorized by the Shareholders Meeting.

More details on balance sheet and cash flow are disclosed on page 35 and following pages.

Other information

Pieve Vergonte proceeding
Full disclosure about the Pieve Vergonte proceeding was furnished in Eni’s interim consolidated financial report as of June 30, 2008. In the report it is disclosed that with a temporarily executive decision dated July 3, 2008 the District Court of Turin sentenced the subsidiary Syndial SpA (former EniChem) to compensate for environmental damages that were allegedly caused when EniChem managed an industrial plant at Pieve Vergonte during the 1990-1996 period. Specifically, the Court sentenced Syndial to pay the Italian Ministry of the Environment compensation amounting to euro 1,833.5 million, plus legal interests that accrue from the filing of the decision.
Syndial and Eni technical-legal consultants have considered the decision and the amount of the compensation to be without factual and legal basis and have concluded that a negative outcome of this proceeding is unlikely. In addition the sentence has been considered to lack sufficient elements to quantify the liability that Syndial should recognize in the case of an unfavorable outcome. As no development of the proceeding has occurred since the filing of the Court’s decision, management confirmed its previous stance of making no provision for this proceeding on the basis of the above mentioned technical-legal advice, in concert with external consultants on accounting principles.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries.

As of September 30, 2008, the provisions of Article No. 36 of Italian exchanges regulation in accordance with Italian continuing listing standards apply to Eni’s subsidiary Trans Tunisian Pipeline Co Ltd in addition to four other Eni’s subsidiaries (Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc and NAOC - Nigerian Agip Oil Ltd), which fell within the scope of the regulation as of June 30, 2008 (see Eni’s interim financial report on page 68).
Eni has already adopted adequate procedures to ensure full compliance with the regulation.

Financial and operating information by division for the third quarter and the first nine months of 2008 is provided in the following pages.

Exploration & Production

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	% Ch. 3 Q. 08 vs 3 Q. 07	Nine months 2007	Nine months 2008	% Ch.

				RESULTS (a)	(million euro)
6,411	9,107	8,879	38.5	Net sales from operations		19,240	26,768	39.1
3,309	4,719	5,252	58.7	Operating profit		9,859	14,310	45.1
	274	33		Exclusion of special items		65	344
				of which:
				Non-recurring items		(12)
	274	33		Other special items:		77	344
	274	33		- asset impairments		76	343
	1	4		- provision for redundancy incentives		1	6
	(1)	(4)		- other			(5)
3,309	4,993	5,285	59.7	Adjusted operating profit		9,924	14,654	47.7
3,280	4,961	5,259	60.3	Exploration & Production		9,705	14,511	49.5
29	32	26	(10.3)	Storage Business		219	143	(34.7)
26	8	11		Net finance income (expense) (b)		22	34
23	151	207		Net income from investments (b)		123	470
(1,986)	(3,105)	(3,048)		Income taxes (b)		(5,641)	(8,562)
59.1	60.3	55.4		Tax rate	(%)	56.0	56.5
1,372	2,047	2,455	78.9	Adjusted net profit		4,428	6,596	49.0

				Results also include:
1,377	1,721	1,508	9.5	amortization and depreciation		3,924	4,767	21.5
				of which:
504	492	367	(27.2)	exploration expenditures		1,281	1,423	11.1
389	371	298	(23.4)	- amortization of exploratory drilling expenditures and other		1,004	1,104	10.0
115	121	69	(40.0)	- amortization of geological and geophysical exploration expenses		277	319	15.2
1,725	2,340	2,051	18.9	Capital expenditures		4,562	6,513	42.8
				of which:
449	453	334	(25.6)	- exploration expenditures (c)		1,197	1,315	9.9
35	59	50	42.9	- storage		69	148	..

				Production (d) (e)
975	998	1,015	4.1	Liquids (f)	(kbbl/d)	1,010	1,008	(0.2)
3,927	4,442	4,302	9.9	Natural gas	(mmcf/d)	4,017	4,415	9.6
1,659	1,772	1,764	6.3	Total hydrocarbons	(kboe/d)	1,710	1,777	3.9

70.95	105.02	99.77	40.6	Liquids (f)	($/bbl)	63.11	97.03	53.7
181.37	274.88	322.75	78.0	Natural gas	($/kcm)	182.38	278.62	52.8
54.38	80.32	80.00	47.1	Total hydrocarbons	($/boe)	50.02	75.35	50.6

				Average oil market prices
74.87	121.38	114.78	53.3	Brent dated	($/bbl)	67.13	111.02	65.4
54.45	77.71	76.32	40.2	Brent dated	(euro/bbl)	49.95	72.94	46.0
75.48	123.98	117.83	56.1	West Texas Intermediate	($/bbl)	66.12	113.25	71.3
217.89	401.88	317.48	45.7	Gas Henry Hub	($/kmc)	246.15	341.49	38.7

(a)	From 2008, adjusted operating profit is reported for the “Exploration & Production” and “Storage” businesses, within the Exploration & Production division. Prior period data have been restated accordingly.
(b)	Excluding special items.
(c)	Includes exploration bonuses.
(d)	Supplementary operating data is provided on page 43.
(e)	Includes Eni’s share of production of equity-accounted entities.
(f)	Includes condensates.

Results

The Exploration & Production division reported adjusted net profit of euro 2,455 million for the third quarter 2008, representing an increase of euro 1,083 million from the third quarter 2007, or 78.9%. This was due to an improved operating performance (up euro 1,976 million, or 59.7%), as well as higher profit from investments, mainly related to dividends received by associate Nigeria LNG Ltd, which engages in LNG operations. These improvements were partly offset by increased income taxes (euro 1,062 million).

Adjusted net profit of the Exploration & Production division for the first nine months of 2008 increased by euro 2,168 million or 49.0% from the first nine months of 2007 to euro 6,596 million. This was due to an improved operating performance (up euro 4,730 million, or 47.7%) partly offset by higher income taxes (euro 2,921 million).

Exploration & Production business
Adjusted operating profit of the Exploration & Production business for the third quarter of 2008 was euro 5,259 million, up euro 1,979 million or 60.3% from the third quarter of 2007. The improvement reflected higher realizations in dollars (oil up 40.6%; natural gas up 78.0%) and increased production volumes (up 7.1 mmboe). These positives were partly offset by the following reductions:

-	The adverse impact of the appreciation of the euro against the dollar (down approximately euro 600 million);
-	Rising amortization charges taken in connection with development activities. This increase mainly reflected the consolidation of Burren assets that were acquired early in 2008;
-	Higher production royalties.

Adjusted operating profit of the Exploration & Production business for the first nine months of 2008 was euro 14,511 million, up euro 4,806 million or 49.5% from the first nine months of 2007. The improvement mainly reflected higher realizations in dollars (oil up 53.7%; natural gas up 52.8%) and increased production sales volumes (up 17.9 mmboe). These improvements were partially offset by the appreciation of the euro against the dollar (down approximately euro 1,900 million), rising operating costs and higher amortization charges which were also incurred in connection with exploration activity (up approximately euro 300 million on a constant exchange rate basis), as well as higher production royalties.

Special charges not accounted for in the adjusted operating profit of euro 344 million in the first nine months of 2008 (euro 33 million in the third quarter) mainly regarded impairments of unproved properties and other assets.
Other special items not accounted for in adjusted net profit primarily regarded an adjustment to deferred tax associated with the enactment of a renewed tax framework in Libya applicable to oil companies operating in accordance with production sharing schemes. Based on the new provisions, the tax base of the Company’s Libyan oil properties has been reassessed resulting in the utilization of previously accrued deferred tax liabilities.

Liquids and gas realizations for the quarter increased on average by 47.1% in dollar terms (up 50.6% in the first nine months) driven by higher Brent prices. Liquid realizations for the quarter amounted to $99.77 per barrel ($97.03 per barrel in the first nine months) and were reduced by approximately $6.68 per barrel ($6.02 per barrel in the first nine months) due to the settlement of certain commodity derivatives relating to the sale of 11.5 mmbbl (34.5 mmbbl in the first nine months). This was part of a derivative transaction the Company entered into to hedge exposure to variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011period, decreasing to 91.2 mmbbl by end of September 2008. These hedging transactions were undertaken in connection with the acquisition of oil and gas assets in Congo and in the Gulf of Mexico that were executed in 2007. Excluding this impact, liquid realizations would have been $106.45 per barrel ($103.05 per barrel in the first nine months).

Average gas realizations were supported by a favorable trading environment and also a better sales mix reflecting higher volumes marketed on the basis of spot prices on the US market.
Liquid realizations and the impact of commodity derivatives were as follows:

Second Quarter	Third Quarter		Nine months

2008	2007	2008	2007	2008

LIQUIDS
94.5	Sales volumes	(mmbbl)	86.8	88.1	274.1	270.8
11.5	Sales volumes hedged by derivatives (cash flow hedges)			11.5		34.5

112.03	Average realized price per barrel, excluding derivatives	($/bbl)	70.95	106.45	63.11	103.05
(7.01)	Realized gains (losses) on derivatives			(6.68)		(6.02)

105.02	Average realized price per barrel		70.95	99.77	63.11	97.03

Storage business
Third quarter 2008 adjusted operating profit reported by the natural gas storage business was euro 26 million (euro 143 million in the first nine months of 2008) down euro 3 million or 10.3% from the third quarter of 2007 (down euro 76 million or 34.7% from the first nine months of 2007).

Operating review

Exploration & Production
Oil and natural gas production for the third quarter 2008 was 1,764 kboe/d, an increase of 105 kboe/d from the third quarter of 2007, or 6.3%. This improvement reflected contribution from Burren assets that were acquired in Congo and Turkmenistan early in 2008 (for an overall increase of 24 kboe/d), and continuing production ramp-up in Angola, Congo, Egypt, Pakistan and Venezuela. Production growth was also boosted by lower facility downtime particularly in the UK where the CATS pipeline was halted for an accident occurred in the third quarter of 2007. These improvements were partially offset by hurricane disruptions in the Gulf of Mexico (down 25 kboe/d) and mature field declines in Italy and Norway. Higher oil prices resulted in lower volume entitlements in Eni’s PSAs and similar contractual schemes, down 60 kboe/d. When excluding the impact of lower entitlements in PSAs, production was up approximately 10%. The share of oil and natural gas produced outside Italy was 89% (88% in the third quarter of 2007).

Liquids production was 1,015 kbbl/d, an increase of 40 kbbl/d from the third quarter of 2007, or 4.1%. Production increases were achieved in Congo and Turkmenistan, benefiting from Burren assets acquired in 2008. The start-up of the Corocoro (Eni’s interest 26%) and Saxi/Batuque (Eni’s interest 20%) fields in Venezuela and Angola, respectively, also supported growth. Production decreases were reported mainly in the Gulf of Mexico, Italy and Norway due to above mentioned causes.

Natural gas production was 4,302 mmcf/d and increased by 375 mmcf/d from the third quarter 2007, up 9.9%. This improvement was mainly driven by production ramp-up at the Zamzama (Eni’s interest 17.75%) and Badhra (Eni’s interest 40%-operated) fields in Pakistan, as well as in the United Kingdom and Australia due to lower facility downtime. Gas production decreased in Italy due to mature field declines.

Oil and natural gas production for the first nine months of 2008 averaged 1,777 kboe/d, an increase of 67 kboe/d compared to the same period of last year (up 3.9%). This improvement mainly benefited from the assets acquired in 2007 and 2008 in the Gulf of Mexico, Congo and Turkmenistan (up 73 kboe/d), as well as continuing production ramp-up in Angola, Egypt, Pakistan and Venezuela. These positives were partially offset by mature field declines as well as planned and unplanned facility downtime in the North Sea and hurricane-related impacts in the Gulf of Mexico. Higher oil prices resulted in lower volume entitlements in Eni’s PSAs and similar contractual schemes, down approximately 70 kboe/d. When excluding the impact of lower entitlements in PSAs, production was up 8%. The share of oil and natural gas produced outside Italy was 89% (88% in the first nine months of 2007).

Production of liquids was 1,008 kbbl/d, barely unchanged from the first nine months of 2007 (down 0.2%). The acquired assets in the Gulf of Mexico, Congo and Turkmenistan as well as field start-up in Egypt and Venezuela supported production growth. Production decreases were reported in the North Sea and Italy due to planned and unplanned facility downtime and mature field declines as well as lower volume entitlements associated with high oil prices.

Production of natural gas for the first nine months of 2008 was 4,415 mmcf/d and increased by 398 mmcf/d, or 9.6%, mainly in the Gulf of Mexico and Pakistan due to acquired assets and organic growth. Production decreased in Italy and the United Kingdom due to mature field declines.

Storage
In the quarter, customers injected 2.3 bcm into the Company’s storage deposits (5.7 bcm in the first nine months 2008), an increase of 1.3 bcm from the third quarter of 2007 (up 2.5 bcm from the first nine months 2007), due to stronger seasonal uplifts in the first part of the year.

Gas & Power

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	% Ch. 3 Q. 08 vs 3 Q. 07	Nine months 2007	Nine months 2008	% Ch.

RESULTS (a)	(million euro)
5,215	6,985	7,343	40.8	Net sales from operations		18,937	24,235	28.0
590	632	700	18.6	Operating profit		2,696	2,984	10.7
(28)	(61)	(138)		Exclusion of inventory holding (gains) losses		80	(276)
19	16	2		Exclusion of special items		7	21
				of which:
				Non-recurring items		(18)
19	16	2		Other special items:		25	21
1	14			- environmental charges		2	14
		2		- net gains on disposal of assets			2
18	4	1		- provision for redundancy incentives		23	8
	(2)	(1)		- other			(3)
581	587	564	(2.9)	Adjusted operating profit		2,783	2,729	(1.9)
215	137	175	(18.6)	Marketing		1,478	1,268	(14.2)
260	317	267	2.7	Regulated businesses in Italy		974	1,083	11.2
106	133	122	15.1	International transport		331	378	14.2

4	2	2		Net finance income (expense) (b)		8	3
78	98	99		Net income from investments (b)		296	332
(198)	(310)	(207)		Income taxes (b)		(1,045)	(1,027)
29.9	45.1	31.1		Tax rate	(%)	33.9	33.5
465	377	458	(1.5)	Adjusted net profit		2,042	2,037	(0.2)
362	460	383	5.8	Capital expenditures		888	1,254	41.2

				Natural gas sales	(bcm)
17.11	18.84	16.83	(1.6)	Sales of consolidated subsidiaries		59.70	62.11	4.0
11.46	11.61	10.97	(4.3)	- Italy (includes own consumption)		39.93	39.54	(1.0)
5.29	6.96	5.52	4.3	- Rest of Europe		19.05	21.84	14.6
0.36	0.27	0.34	(5.6)	- Outside Europe		0.72	0.73	1.4

1.96	1.84	1.97	0.5	Eni’s share of sales of natural gas of affiliates		6.00	6.44	7.4
19.07	20.68	18.80	(1.4)	Total sales and own consumption (G&P)		65.70	68.55	4.3
1.27	1.48	1.37	7.9	E&P in Europe and in the Gulf of Mexico		3.51	4.69	33.6
20.34	22.16	20.17	(0.8)	Worldwide gas sales		69.21	73.24	5.8

16.98	20.10	18.02	6.1	Gas volumes transported in Italy	(bcm)	58.87	63.38	7.7
10.60	11.95	11.39	7.5	Eni		37.31	38.65	3.6
6.38	8.15	6.63	3.9	On behalf of third parties		21.56	24.73	14.7

8.67	7.21	7.62	(12.1)	Electricity sold	(TWh)	24.91	22.99	(7.7)

(a)	From 2008, adjusted operating profit is reported for the same businesses as EBITDA pro-forma adjusted. Specifically, results of the power generation activity are reported within the Marketing business as it is ancillary to the latter. Results from Regulated businesses in Italy include results from Transport, Distribution and Regasification service activities in Italy. Prior period data have been restated accordingly.
(b)	Excluding special items.

Results

In the third quarter of 2008 the Gas & Power division reported adjusted operating profit of euro 564 million, representing a decrease of euro 17 million or 2.9% from the third quarter of 2007 mainly related to a reduction in operating profit delivered by marketing activities.

Special charges for the quarter amounted to euro 2 million.

Adjusted net profit for the third quarter of 2008 was euro 458 million, a decrease of euro 7 million or 1.5% over the third quarter of 2007. This decrease reflected lower operating profit partly offset by higher profit reported by certain equity-accounted entities.

In the first nine months of 2008 the Gas & Power division reported adjusted operating profit of euro 2,729 million, a decrease of euro 54 million or 1.9% from the first nine months of 2007. This decrease reflected lower results recorded by marketing activities, partially offset by an improved performance delivered by the regulated businesses in Italy and the international transportation.

Special charges for the nine months amounted to euro 21 million (euro 6 million reported by the marketing business and euro 15 million reported by the regulated businesses in Italy) mainly regarding provisions for environmental charges and redundancy incentives.

Adjusted net profit for the first nine months of 2008 was euro 2,037 million, barely unchanged from the first nine months of 2007 (down 0.2%). Certain equity-accounted entities reported higher earnings, which helped to offset a weaker operating performance (down of euro 54 million).

Operating review

Marketing
This business reported adjusted operating profit of euro 175 million for the third quarter of 2008, representing a decrease of euro 40 million or 18.6% from the third quarter of 2007. This shortfall was due to lower operating performance delivered by marketing activities reflecting:

-	Lower sales volumes of gas also due to the impact of stronger competitive pressure on certain market segments in Italy;
-	Lower sales volumes of electricity reflecting lower production availability.

These negatives were partly offset by favorable trends in energy parameters to which gas purchase costs and selling prices are indexed, including favorable movements in the euro vs. US dollar exchange rate.

Adjusted operating profit for the first nine months of 2008 amounted to euro 1,268 million, representing a decrease of euro 210 million or 14.2% from the first nine months of 2007 mainly due to:

-	The fact that certain provisions accrued in previous reporting periods were partially recycled through the 2007 first half profit and loss due to favorable developments with Italy’s regulatory framework. Those provisions were originally accrued due to the implementation of Resolution No. 248/2004 and following ones by the Italian Authority for Electricity and Gas regarding the indexation mechanism of the raw material cost in supply contracts to resellers and residential customers;
-	Lower sales volumes of natural gas in Italy due to the impact of a stronger competitive pressure on certain market segments in Italy;
-	Lower sales volumes of electricity reflecting lower production availability.

These negatives were partly offset by higher international sales volumes that were achieved particularly in European markets and stronger weather-related sales.

GAS SALES BY MARKET

(bcm)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	% Ch. 3 Q. 08 vs 3 Q. 07	Nine months 2007	Nine months 2008	% Ch.

11.46	11.61	10.97	(4.3)	Italy	39.96	39.57	(1.0)
1.14	1.24	0.78	(31.6)	- Wholesalers	7.35	5.23	(28.8)
0.42	1.02	0.73	73.8	- Gas release	1.37	2.85	..
0.91	0.37	0.78	(14.3)	- Italian exchange for gas and spot markets	1.59	1.30	(18.2)
2.55	2.56	2.15	(15.7)	- Industries	9.38	7.95	(15.2)
2.50	2.46	2.06	(17.6)	Industries	8.83	7.27	(17.7)
0.05	0.10	0.09	80.0	Medium-sized enterprises and services	0.55	0.68	23.6
4.32	4.27	4.68	8.3	- Power generation	12.13	13.72	13.1
0.50	0.82	0.43	(14.0)	- Residential	3.65	4.15	13.7
1.62	1.33	1.42	(12.3)	- Own consumption	4.49	4.37	(2.7)
8.88	10.55	9.20	3.6	International sales	29.25	33.67	15.1
1.61	3.04	1.54	(4.3)	- Importers in Italy	7.32	8.38	14.5
5.11	5.41	5.53	8.2	- European markets	16.59	18.70	12.7
1.94	1.71	1.95	0.5	Iberian Peninsula	4.86	5.58	14.8
1.11	1.01	0.82	(26.1)	Germany-Austria	3.39	3.47	2.4
0.15	0.35	0.30	100.0	Hungary	1.52	1.89	24.3
0.68	0.79	0.74	8.8	Northern Europe	2.25	2.21	(1.8)
0.87	1.05	1.08	24.1	Turkey	3.33	3.72	11.7
0.28	0.45	0.43	53.6	France	1.05	1.46	39.0
0.08	0.05	0.21	..	Other	0.19	0.37	94.7
0.89	0.62	0.76	(14.6)	- Extra European markets	1.83	1.90	3.8
1.27	1.48	1.37	7.9	- E&P in Europe and in the Gulf of Mexico	3.51	4.69	33.6
20.34	22.16	20.17	(0.8)	Worldwide gas sales	69.21	73.24	5.8

In the third quarter of 2008, natural gas sales were 20.17 bcm, a decrease of 0.17 bcm or 0.8% from the third quarter of 2007 mainly due to lower volumes sold in Italy, partly offset by a growth achieved in international sales mainly due to organic growth in European markets. Sales included own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and the Gulf of Mexico.

In Italy, sales volumes decreased by 0.49 bcm, or 4.3%, to 10.97 bcm reflecting lower supplies to industrial customers (down 0.40 bcm), wholesalers (down 0.36 bcm), and residential customers (down 0.07 bcm) which were mainly related to competitive pressure and a gas release program6 agreed upon by Eni and the Italian Antitrust Authority late in 2007. These decreases were partly offset by higher sales to the power generation segment (up 0.36 bcm) mainly reflecting certain ramps of production electricity.

International sales were up 0.32 bcm, or 3.6%, to 9.20 bcm. Main increases were achieved in European markets, where volumes increased by 0.42 bcm, or 8.2%, mainly in Turkey (up 0.21 bcm) due to increased market demand, France (up 0.15 bcm) due to marketing initiatives and Hungary (up 0.15 bcm). Gas sales in Germany-Austria markets decreased by 0.29 bcm.

Sales to markets outside Europe were down 0.13 bcm, or 14.6% as well as sales to importers to Italy, which were down 0.07 bcm, or 4.3%.

In the first nine months of 2008, natural gas sales were 73.24 bcm, an increase of 4.03 bcm or 5.8% from the first nine months of 2007 driven by a growth in international sales (up 15.1%) mainly due to organic growth in European markets and stronger seasonal sales recorded in the first quarter partially offset by lower sales in Italy. Sales included own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and the Gulf of Mexico.

In Italy, volumes decreased by 0.39 bcm, or 1.0%, to 39.57 bcm reflecting lower supplies to wholesalers (down 2.12 bcm) and industrial customers (down 1.43 bcm) mainly relating to competitive pressure and a gas release program (up 1.48 bcm) agreed upon by Eni and the Italian Antitrust Authority late in 2007. These negatives were

_______________

(6)	Eni and the Italian Antitrust Authority settled a procedure relating to the use of regasification capacity at the Panigaglia regasification plant. Terms of this settlement provide for the sale of 4 bcm of gas over a twenty-four month period effective October 1, 2007 at the entry point in the Italian gas transport system.

partly offset by higher supplies to the power generation segment (up 1.59 bcm) and higher seasonal sales to residential customers (up 0.50 bcm).

International sales were up 4.42 bcm, or 15.1%, to 33.67 bcm. Main increases were achieved in:

-	European markets, where volumes increased by 2.11 bcm, or 12.7%, mainly in the Iberian Peninsula (up 0.72 bcm), France (up 0.41 bcm), Turkey (up 0.39 bcm), and Hungary (up 0.37 bcm);
-	Sales to importers to Italy, up 1.06 bcm, or 14.5%, due to the circumstance that in 2007 a larger portion of these sales was replaced with direct sales in Italy;
-	Exploration & Production sales were up 1.18 bcm or 33.6% reflecting production ramp-up in the Gulf of Mexico.

In the third quarter of 2008, electricity sales were 7.62 TWh, down 12.1% from the third quarter of 2007 due to lower availability of electricity production. This decrease mainly reflected maintenance downtime at Eni’s operated plant in Brindisi. The lower sales volumes mainly related to lower sales to the Italian Power Exchange.

In the first nine months of 2008, electricity sales were 22.99 TWh, down 7.7% from the first nine months of 2007 mainly due to lower availability of electricity production. This decrease mainly reflected lower sales to the Italian Power Exchange, partly offset by increased sales on open markets.

Regulated businesses in Italy
These businesses reported adjusted operating profit of euro 267 million for the third quarter of 2008, up euro 7 million, or 2.7% from the same period of 2007, mainly reflecting an improved operating performance reported by the Distribution business.

Adjusted operating profit for the first nine months of 2008 was euro 1,083 million, representing an increase of euro 109 million or 11.2% from the first nine months of 2007. The increase was delivered by both the Distribution business, up euro 82 million, and the Transport business, up euro 27 million, as a result of higher volumes transported mainly reflecting strong seasonal factors, recognition in tariff of expenditures incurred for network upgrading and lower operating expenses.

In the third quarter of 2008, volumes of gas transported increased by 1.04 bcm, or 6.1%, to 18.02 bcm, from the third quarter of 2007, mainly due to higher volumes transported for rebuilding gas storage.

In the first nine months of 2008, volumes of gas transported increased by 4.51 bcm, or 7.7%, to 63.38 bcm, from the first nine months of 2007.

Other performance indicators

(million euro)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	% Ch. 3 Q. 08 vs 3 Q. 07	Nine months 2007	Nine months 2008	% Ch.

797	799	781	(2.0)	EBITDA pro-forma adjusted	3,485	3,423	(1.8)
417	331	378	(9.4)	Marketing	2,087	1,899	(9.0)
215	275	228	6.0	Regulated businesses in Italy	863	980	13.6
165	193	175	6.1	International transport	535	544	1.7

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit on a pro forma basis.
This performance indicator, which is not a GAAP measure under either IFRS or U.S. GAAP, includes:

-	Adjusted EBITDA of Eni’s wholly owned subsidiaries;
-	Eni’s share of adjusted EBITDA of Snam Rete Gas (55.59% as of September 30, 2008), which is fully consolidated when preparing consolidated financial statements in accordance with IFRS;
-	Eni’s share of adjusted EBITDA generated by certain affiliates which are accounted for under the equity method for IFRS purposes.

Management also evaluates performance in Eni’s Gas & Power division on the basis of this measure taking account of the evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided with the intent to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.

Refining & Marketing

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	% Ch. 3 Q. 08 vs 3 Q. 07	Nine months 2007	Nine months 2008	% Ch.

RESULTS	(million euro)
9,052	13,294	13,860	53.1	Net sales from operations		25,932	38,134	47.1
282	615	375	33.0	Operating profit		702	1,222	74.1
(219)	(609)	(218)		Exclusion of inventory holding (gains) losses		(406)	(1,034)
56	144	28		Exclusion of special items		128	177
				of which:
		(21)		Non-recurring items		37	(21)
56	144	49		Other special items:		91	198
42		22		- environmental charges		74	28
	149	1		- asset impairments		1	150
		10		- net gains on disposal of assets			10
16	4	4		- provision for redundancy incentives		19	10
(2)	(9)	12		- other		(3)
119	150	185	55.5	Adjusted operating profit		424	365	(13.9)
28	2	47		Net income from investments (a)		112	111
(52)	(46)	(85)		Income taxes (a)		(191)	(157)
35.4	30.3	36.6		Tax rate	(%)	35.6	33.0
95	106	147	54.7	Adjusted net profit		345	319	(7.5)
231	201	193	(16.5)	Capital expenditures		550	543	(1.3)

				Global indicator refining margin
4.04	8.04	6.37	57.7	Brent	($/bbl)	4.67	6.07	30.0
2.94	5.15	4.24	44.2	Brent	(euro/bbl)	3.47	3.99	15.0
5.19	11.25	8.50	63.8	Brent/Ural	($/bbl)	6.56	8.60	31.1

				Refinery throughputs and sales	(mmtonnes)
8.28	7.39	7.75	(6.4)	Refinery throughputs on own account Italy		24.38	22.66	(7.1)
1.14	1.31	1.37	20.2	Refinery throughputs on own account Rest of Europe		3.36	4.11	22.3
9.42	8.70	9.12	(3.2)	Refinery throughputs on own account		27.74	26.77	(3.5)
6.98	6.34	6.71	(3.9)	Refinery throughputs of wholly-owned refineries		20.74	19.40	(6.5)

2.25	2.18	2.28	1.3	Retail sales Italy		6.43	6.52	1.4
1.05	1.03	1.06	1.0	Retail sales Rest of Europe		2.94	3.09	5.1
3.30	3.21	3.34	1.2	Sub-total retail sales		9.37	9.61	2.6
2.85	2.80	2.90	1.8	Wholesale Italy		8.12	8.26	1.7
1.14	1.34	1.28	12.3	Wholesale Rest of Europe		3.21	3.82	19.0
0.14	0.14	0.15	7.1	Wholesale Rest of World		0.41	0.43	4.9
4.47	4.47	7.34	64.2	Other sales		15.16	16.45	8.5
11.90	11.96	15.01	26.1	Sales		36.27	38.57	6.3

				Refined product sales by region
6.65	6.72	7.09	6.6	Italy		20.70	21.40	3.4
2.19	2.37	2.34	6.8	Rest of Europe		6.15	6.91	12.4
3.06	2.87	5.58	82.4	Rest of World		9.42	10.26	8.9

(a)	Excluding special items.

Results

In the third quarter of 2008, the Refining & Marketing division reported adjusted operating profit of euro 185 million, an increase of euro 66 million or 55.5% from a year ago. The improvement reflected a favorable refining environment as realized margins were supported by the widening of heavy crude differentials that enabled Eni’s complex refineries to capture the advantage to process low-cost feedstock, as well as higher relative prices of certain products. These positives were partly offset by lower refining throughputs due to planned and unplanned refinery downtime.

Marketing activities in Italy reported higher operating results due to a recovery in selling margins and an increased market share in retail as a result of marketing initiatives.

Adjusted net profit for the quarter was euro 147 million, up euro 52 million or 54.7%, mainly due to a better operating performance and higher profits of equity-accounted entities. These positives were partly offset by increased income taxes.

The Refining & Marketing division reported adjusted operating profit of euro 365 million for the first nine months of 2008, a decrease of euro 59 million or 13.9% from a year ago. This reduction was mainly due to a weaker operating performance delivered by the refining business as a result of higher planned and unplanned downtime, the euro’s appreciation against the dollar and rising refining utility expenses. These negatives were partly offset by strength in refining margins (the Brent margin was up 1.4 $/barrel or 30% in the period).
Marketing activities in Italy reported higher operating results due to a recovery in selling margins and increased sales volumes in the retail business, partially offset by a weaker performance in the wholesale business.

In the first nine months of 2008, adjusted net profit decreased by euro 26 million (down 7.5%) to euro 319 million from a year ago mainly due to a weaker operating performance, partly offset by lower income taxes.

Special charges excluded from adjusted operating profit amounted to euro 28 million for the quarter and euro 177 million for the first nine months of 2008 and mainly related to refinery impairments and environmental charges.

Operating Review

Eni’s refining throughputs for the third quarter of 2008 were 9.12 mmtonnes, down 3.2% from the third quarter of 2007. Volumes processed in Italy decreased by 6.4% due to planned and unplanned refinery downtime at the Taranto, Milazzo and Gela plants, partly offset by a good performance at the Sannazzaro plant. Volumes processed outside Italy increased by 20.2% mainly due to higher capacity entitlements at the Ceska Rafinerska in the Czech Republic following the purchase of an additional ownership interest made in 2007.

Sales of refined products for the third quarter of 2008 increased by 3.11 mmtonnes, or 26.1%, to 15.01 mmtonnes compared to the third quarter of 2007. This increase was mainly due to higher volumes supplied to oil companies and traders and higher sales on retail and wholesale markets in the rest of Europe and in Italy.

Retail sales in Italy (2.28 mmtonnes) increased by 30 ktonnes, or 1.3%, as compared to the third quarter of 2007 due to marketing activities that were designed mainly to support volumes at “Iperself” service stations. A decrease was recorded in domestic consumption, down 3%, for the same period.

Wholesale sales in Italy (2.90 mmtonnes) increased by 50 ktonnes due to a growth in gasoil and LPG sales as well as higher consumption in the bunker market.

Retail sales in the rest of Europe (1.06 mmtonnes) increased by 10 ktonnes, or 1.0%, mainly reflecting additional volumes from the service stations acquired in the Czech Republic, Hungary and Slovakia in the fourth quarter of 2007. These improvements were partly offset by lower sales in in the German and French retail markets due to the expiry of a number of leases and weaker consumption.
Wholesale sales (1.28 mmtonnes) increased by 140 ktonnes compared to the third quarter of 2007. Increased volumes were marketed in the Czech Republic and Switzerland, while lower volumes were marketed in Germany and Austria.

Eni’s refining throughputs for the first nine months of 2008 were 26.77 mmtonnes, down 3.5% from the first nine months of 2007. Volumes processed in Italy decreased by 7.1% due to planned and unplanned refinery downtime at the Taranto, Venice and Milazzo plants, as well as lower volumes at the Livorno refinery due to a challenging refining environment in the first half of the year. The increase recorded outside Italy was mainly due to higher capacity entitlements at the Ceska Rafinerska in the Czech Republic following the purchase of an additional ownership interest made in 2007.

Sales of refined products for the first nine months of 2008 increased by 2.30 mmtonnes, or 6.3%, to 38.57 mmtonnes compared to the first nine months of 2007. This increase was mainly due to higher volumes supplied to oil companies and traders, as well as higher sales on both retail and wholesale markets in the rest of Europe and in Italy.

Retail sales in Italy (6.52 mmtonnes) increased by 90 ktonnes, or 1.4%, as compared to the first nine months of 2007, due to marketing activities. A decrease was recorded in domestic consumption, down 2.5%, for the same period.

Wholesale sales in Italy (8.26 mmtonnes) increase by 140 ktonnes mainly due to higher consumption in the bunker market, as well as a growth in gasoil sales recorded in the third quarter.

Retail sales in the rest of Europe (3.09 mmtonnes) increased by 150 ktonnes, or 5.1%, mainly reflecting additional volumes from the service stations acquired in the Czech Republic, Hungary and Slovakia in the fourth quarter of 2007.

Wholesale sales (3.82 mmtonnes) increased by 610 ktonnes, or 19.0%, compared to the nine months 2007. This was due to increased volumes marketed in the Czech Republic and Switzerland, while lower volumes were marketed in Austria and France.

Profit and loss account

(million euro)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	% Ch. 3 Q. 08 vs 3 Q. 07	Nine months 2007	Nine months 2008	% Ch.

20,190	27,109	28,161	39.5	Net sales from operations	61,878	83,583	35.1
164	236	56	(65.9)	Other income and revenues	609	462	(24.1)
(14,227)	(19,179)	(20,029)	(40.8)	Operating expenses	(43,731)	(59,567)	(36.2)
		21		of which non recurring items	(56)	21
(1,748)	(2,443)	(1,912)	(9.4)	Depreciation, depletion, amortization and impairments	(5,054)	(6,301)	(24.7)

4,379	5,723	6,276	43.3	Operating profit	13,702	18,177	32.7
(52)	39	(198)	..	Finance income (expense)	(27)	(259)	..
495	340	347	(29.9)	Net income from investments	986	1,216	23.3

4,822	6,102	6,425	33.2	Profit before income taxes	14,661	19,134	30.5
(2,363)	(2,470)	(3,336)	(41.2)	Income taxes	(7,036)	(8,818)	(25.3)
49.0	40.5	51.9		Tax rate (%)	48.0	46.1
2,459	3,632	3,089	25.6	Net profit	7,625	10,316	35.3
				Attributable to:
2,146	3,437	2,941	37.0	- Eni	7,001	9,699	38.5
313	195	148	(52.7)	- minority interest	624	617	(1.1)

2,146	3,437	2,941	37.0	Net profit attributable to Eni	7,001	9,699	38.5
(165)	(542)	(187)		Exclusion of inventory holding (gain) loss	(275)	(970)
(89)	(577)	136		Exclusion of special items:	66	(471)
				of which:
		(21)		- non recurring items	81	(21)
(89)	(577)	157		- other special items	(15)	(450)
1,892	2,318	2,890	52.7	Eni’s adjusted net profit	6,792	8,258	21.6

NON-GAAP Measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, and exchange rate differences are excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item. The Italian statutory tax rate of 33% is applied to finance charges and income recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies from January 1, 2008 (33% in previous reporting periods for all companies).
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of above mentioned derivative financial instruments and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

(million euro)

Nine months of 2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	14,310	2,984	1,222	(350)	743	(193)	(363)	(176)	18,177
Exclusion of inventory holding (gains) losses		(276)	(1,034)	(102)					(1,412)

Exclusion of special items
of which:
Non-recurring (income) charges			(21)						(21)
Other special (income) charges:	344	21	198	168		40	200		971
environmental charges		14	28			28			70
asset impairments	343		150	172		3			668
net gains on disposal of assets		2	10	(5)		(13)	(9)		(15)
risk provisions						20			20
provision for redundancy incentives	6	8	10	1		2	14		41
other	(5)	(3)					195		187

Special items of operating profit	344	21	177	168		40	200		950

Adjusted operating profit	14,654	2,729	365	(284)	743	(153)	(163)	(176)	17,715
Net finance (expense) income (a)	34	3				(12)	(284)		(259)
Net income from investments (a)	470	332	111	2	36	3	5		959
Income taxes (a)	(8,562)	(1,027)	(157)	65	(208)		184	63	(9,642)

Tax rate (%)	56.5	33.5	33.0		26.7				52.4
Adjusted net profit	6,596	2,037	319	(217)	571	(162)	(258)	(113)	8,773

of which:
- adjusted net profit of minority interest									515
- Eni’s adjusted net profit									8,258

Eni’s reported net profit									9,699

Exclusion of inventory holding (gains) losses									(970)
Exclusion of special items:									(471)
of which:
- non-recurring items									(21)
- other special items									(450)
Eni’s adjusted net profit									8,258

(a)	Excluding special items.

(million euro)

Nine months of 2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	9,859	2,696	702	216	601	(282)	(122)	32	13,702
Exclusion of inventory holding (gains) losses		80	(406)	(19)					(345)

Exclusion of special items
of which:
Non-recurring (income) charges	(12)	(18)	37	6	(11)	65	(11)		56
Other special (income) charges:	77	25	91	16		58	14		281
environmental charges		2	74			83			159
asset impairments	76		1			2			79
risk provisions						9	(3)		6
provision for redundancy incentives	1	23	19	16		13	17		89
other			(3)			(49)			(52)

Special items of operating profit	65	7	128	22	(11)	123	3		337

Adjusted operating profit	9,924	2,783	424	219	590	(159)	(119)	32	13,694
Net finance (expense) income (a)	22	8		1		(4)	(54)		(27)
Net income from investments (a)	123	296	112	2	67				600
Income taxes (a)	(5,641)	(1,045)	(191)	(74)	(179)		132	(12)	(7,010)

Tax rate (%)	56.0	33.9	35.6		27.2				49.1
Adjusted net profit	4,428	2,042	345	148	478	(163)	(41)	20	7,257

of which:
- adjusted net profit of minority interest									465
- Eni’s adjusted net profit									6,792

Eni’s reported net profit									7,001

Exclusion of inventory holding (gains) losses									(275)
Exclusion of special items:									66
of which:
- non-recurring items									81
- other special items									(15)
Eni’s adjusted net profit									6,792

(a)	Excluding special items.

(million euro)

Third Quarter of 2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	5,252	700	375	(78)	276	(52)	(251)	54	6,276
Exclusion of inventory holding (gains) losses		(138)	(218)	22					(334)

Exclusion of special items
of which:
Non-recurring (income) charges			(21)						(21)
Other special (income) charges:	33	2	49	(3)		1	198		280
environmental charges			22						22
asset impairments	33		1			1			35
net gains on disposal of assets		2	10	(5)		(13)	(9)		(15)
provision for redundancy incentives	4	1	4	1		1	3		14
other	(4)	(1)	12	1		12	204		224

Special items of operating profit	33	2	28	(3)		1	198		259

Adjusted operating profit	5,285	564	185	(59)	276	(51)	(53)	54	6,201
Net finance (expense) income (a)	11	2					(211)		(198)
Net income from investments (a)	207	99	47		10	3	5		371
Income taxes (a)	(3,048)	(207)	(85)	10	(83)		98	(21)	(3,336)
Tax rate (%)	55.4	31.1	36.6		29.0				52.3
Adjusted net profit	2,455	458	147	(49)	203	(48)	(161)	33	3,038

of which:
- adjusted net profit of minority interest									148
- Eni’s adjusted net profit									2,890

Eni’s reported net profit									2,941

Exclusion of inventory holding (gains) losses									(187)
Exclusion of special items:									136
of which:
- non-recurring items									(21)
- other special items									157
Eni’s adjusted net profit									2,890

(a)	Excluding special items.

(million euro)

Third Quarter of 2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	3,309	590	282	5	211	(51)	(23)	56	4,379
Exclusion of inventory holding (gains) losses		(28)	(219)	9					(238)

Exclusion of special items
of which:
Non-recurring (income) charges
Other special (income) charges:		19	56	16		8	5		104
environmental charges		1	42						43
asset impairments						(4)			(4)
risk provisions							(3)		(3)
provision for redundancy incentives		18	16	16		12	8		70
other			(2)						(2)

Special items of operating profit		19	56	16		8	5		104

Adjusted operating profit	3,309	581	119	30	211	(43)	(18)	56	4,245
Net financial (expense) income (a)	26	4		1			(83)		(52)
Net income from investments (a)	23	78	28		29				158
Income taxes (a)	(1,986)	(198)	(52)	(13)	(66)		31	(21)	(2,305)

Tax rate (%)	59.1	29.9	35.4		27.5				53.0
Adjusted net profit	1,372	465	95	18	174	(43)	(70)	35	2,046

of which:
- adjusted net profit of minority interest									154
- Eni’s adjusted net profit									1,892

Eni’s reported net profit									2,146

Exclusion of inventory holding (gains) losses									(165)
Exclusion of special items:									(89)
of which:
- non-recurring (income) charges
- other special (income) charges									(89)
Eni’s adjusted net profit									1,892

(a)	Excluding special items.

(million euro)

Second Quarter of 2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	4,719	632	615	(240)	253	(94)	(34)	(128)	5,723
Exclusion of inventory holding (gains) losses		(61)	(609)	(86)					(756)

Exclusion of special items
of which:
Non-recurring (income) charges
Other special (income) charges:	274	16	144	169		38	(3)		638
environmental charges		14				28			42
asset impairments	274		149	170		1			594
risk provisions						20			20
provision for redundancy incentives	1	4	4			1	6		16
other	(1)	(2)	(9)	(1)		(12)	(9)		(34)

Special items of operating profit	274	16	144	169		38	(3)		638

Adjusted operating profit	4,993	587	150	(157)	253	(56)	(37)	(128)	5,605
Net finance (expense) income (a)	8	2				(12)	41		39
Net income from investments (a)	151	98	2	2	11				264
Income taxes (a)	(3,105)	(310)	(46)	53	(61)		22	52	(3,395)

Tax rate (%)	60.3	45.1	30.3		23.1				57.5
Adjusted net profit	2,047	377	106	(102)	203	(68)	26	(76)	2,513

of which:
- adjusted net profit of minority interest									195
- Eni’s adjusted net profit									2,318

Eni’s reported net profit									3,437

Exclusion of inventory holding (gains) losses									(542)
Exclusion of special items:									(577)
of which:
- non-recurring items
- other special items									(577)
Eni’s adjusted net profit									2,318

(a)	Excluding special items.

Analysis of special items

(million euro)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	Nine months 2007	Nine months 2008

		(21)	Non-recurring charges (income)	56	(21)
			of which:
			- curtailment recognized of the reserve for post-retirement benefits for Italian employees	(74)
		(21)	- provisions and utilizations against antitrust proceedings and other regulations	130	(21)
104	638	280	Other special charges (income):	281	971
(4)	594	35	asset impairments	79	668
43	42	22	environmental charges	159	70
		(15)	net gains on disposal of assets		(15)
(3)	20		risk provisions	6	20
70	16	14	provisions for redundancy incentives	89	41
(2)	(34)	224	other	(52)	187

104	638	259	Special items of operating profit	337	950

(322)		(2)	Net income from investments	(328)	(187)
			of which:
(290)			- gain on the disposal of Haldor Topsøe AS and Camom SA	(290)
			- gain on the disposal of GTT (Gaztransport et Technigaz SAS)		(185)
(30)	(1,215)	(121)	Income taxes	(102)	(1,336)
			of which:
	(537)	(19)	- tax impact pursuant to Law Decree No. 112 of June 25, 2008 for Italian subsidiaries:		(556)
		(19)	. on inventories		(462)
			. on deferred tax assets		(94)
	(290)		- tax impact pursuant to Budget Law 2008 for Italian subsidiaries		(290)
	(173)		- adjustment to deferred tax for Libyan assets		(173)
	(40)	(1)	- other tax items	(46)	(41)
(30)	(175)	(101)	- taxes on special items of operating profit	(56)	(276)

(248)	(577)	136	Total special items of net profit	(93)	(573)

			attributable to:
(159)			- Minority interest	(159)	(102)
(89)	(577)	136	- Eni	66	(471)

Adjusted operating profit

(million euro)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	% Ch. 3 Q. 08 vs 3 Q. 07	Nine months 2007	Nine months 2008	% Ch.

3,309	4,993	5,285	59.7	Exploration & Production	9,924	14,654	47.7
581	587	564	(2.9)	Gas & Power	2,783	2,729	(1.9)
119	150	185	55.5	Refining & Marketing	424	365	(13.9)
30	(157)	(59)	..	Petrochemicals	219	(284)	..
211	253	276	30.8	Engineering & Construction	590	743	25.9
(43)	(56)	(51)	(18.6)	Other activities	(159)	(153)	3.8
(18)	(37)	(53)	..	Corporate and financial companies	(119)	(163)	(37.0)
56	(128)	54		Impact of unrealized intragroup profit elimination	32	(176)
4,245	5,605	6,201	46.1		13,694	17,715	29.4

Net sales from operations

(million euro)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	% Ch. 3 Q. 08 vs 3 Q. 07	Nine months 2007	Nine months 2008	% Ch.

6,411	9,107	8,879	38.5	Exploration & Production	19,240	26,768	39.1
5,215	6,985	7,343	40.8	Gas & Power	18,937	24,235	28.0
9,052	13,294	13,860	53.1	Refining & Marketing	25,932	38,134	47.1
1,767	1,759	1,742	(1.4)	Petrochemicals	5,243	5,261	0.3
2,185	2,160	2,441	11.7	Engineering & Construction	6,474	6,652	2.7
49	44	49		Other activities	152	144	(5.3)
309	342	314	1.6	Corporate and financial companies	926	957	3.3
		63	..	Impact of unrealized intragroup profit elimination		63	..
(4,798)	(6,582)	(6,530)		Consolidation adjustment	(15,026)	(18,631)
20,190	27,109	28,161	39.5		61,878	83,583	35.1

Operating expenses

(million euro)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	% Ch. 3 Q. 08 vs 3 Q. 07	Nine months 2007	Nine months 2008	% Ch.

13,265	18,148	19,081	43.8	Purchases, services and other	40,992	56,647	38.2
				of which:
		(21)		- non-recurring items	130	(21)
39	151	230		- other special items	210	230
962	1,031	948	(1.5)	Payroll and related costs	2,739	2,920	6.6
				of which:
				- non-recurring items	(74)
70	(16)	41		- provision for redundancy incentives	89	41
14,227	19,179	20,029	40.8		43,731	59,567	36.2

Depreciation, depletion, amortization and impairments

(million euro)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	% Ch. 3 Q. 08 vs 3 Q. 07	Nine months 2007	Nine months 2008	% Ch.

1,377	1,534	1,507	9.4	Exploration & Production	3,893	4,579	17.6
168	170	172	2.4	Gas & Power	501	512	2.2
107	106	102	(4.7)	Refining & Marketing	323	320	(0.9)
28	32	18	(35.7)	Petrochemicals	84	82	(2.4)
58	79	94	62.1	Engineering & Construction	177	248	40.1
1	(1)	2		Other activities	3	3
15	18	19	26.7	Corporate and financial companies	46	54	17.4
(3)	(3)	(4)		Impact of unrealized intragroup profit elimination	(7)	(10)
1,751	1,935	1,910	9.1	Total depreciation, depletion and amortization	5,020	5,788	15.3

(3)	508	2	..	Impairments	34	513	..

1,748	2,443	1,912	9.4		5,054	6,301	24.7

Net income from investments

(million euro) Nine months of 2008	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other	Group

Share of profit (loss) from equity-accounted entities	99	331	147	22	5	604
Dividends	378	2	37	1		418
Net gains on disposal				187		187
Other net income (expense)	(9)			11	5	7

	468	333	184	221	10	1,216

Income taxes

(million euro)	Nine months 2007	Nine months 2008	Change

Profit before income taxes
Italy	4,223	4,247	24
Outside Italy	10,438	14,887	4,449
	14,661	19,134	4,473
Income taxes
Italy	1,666	774	(892)
Outside Italy	5,370	8,044	2,674
	7,036	8,818	1,782
Tax rate (%)
Italy	39.5	18.2	(21.3)
Outside Italy	51.4	54.0	2.6
	48.0	46.1	(1.9)

Summarized Group balance sheet

The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

SUMMARIZED GROUP BALANCE SHEET

(million euro)

Dec. 31, 2007	June 30, 2008	Sept. 30, 2008	Change vs Dec. 31, 2007	Change vs June 30, 2008

Fixed assets
Property, plant and equipment	50,137	53,032	56,386	6,249	3,354
Other assets	563			(563)
Inventories - compulsory stock	2,171	2,401	2,555	384	154
Intangible assets	4,333	4,797	4,863	530	66
Equity-accounted investments and other investments	6,111	5,884	6,119	8	235
Receivables and securities held foroperating purposes	725	833	972	247	139
Net payables related to capital expenditures	(1,191)	(1,556)	(1,042)	149	514

	62,849	65,391	69,853	7,004	4,462
Net working capital
Inventories	5,499	6,213	6,188	689	(25)
Trade receivables	15,609	15,101	15,922	313	821
Trade payables	(11,092)	(10,563)	(11,481)	(389)	(918)
Tax payables and net deferred tax liabilities	(4,412)	(4,340)	(5,745)	(1,333)	(1,405)
Provisions	(8,486)	(8,296)	(8,430)	56	(134)
Other current assets and liabilities:
Equity instruments	2,476	2,279	2,586	110	307
Other (a)	(2,600)	(5,002)	(2,698)	(98)	2,304

	(3,006)	(4,608)	(3,658)	(652)	950
Provisions for employee benefits	(935)	(915)	(966)	(31)	(51)
Net assets held for sale including related net borrowings	286	586	505	219	(81)

CAPITAL EMPLOYED, NET	59,194	60,454	65,734	6,540	5,280

Shareholders’ equity
attributable to:
- Eni	40,428	41,207	45,107	4,679	3,900
- Minority interest	2,439	2,682	2,804	365	122
	42,867	43,889	47,911	5,044	4,022
Net borrowings	16,327	16,565	17,823	1,496	1,258

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	59,194	60,454	65,734	6,540	5,280

(a)	Include receivables and securities for financing operating activities for euro 331 million at September 30, 2008 (euro 398 million at June 30, 2008 and euro 248 million at December 31, 2007) and securities covering technical reserves of Eni’s insurance activities for euro 365 million at September 30, 2008 (euro 356 million at June 30, 2008 and euro 368 million at December 31, 2007).

The carrying amount of the expropriated assets relating to the Dación oilfield in Venezuela (corresponding to euro 563 million as of December 31, 2007) has been reclassified from the item Other assets to Net payables related to capital expenditures, following the settlement agreement with the Republic of Venezuela. Under the terms of this agreement, Eni will receive a cash compensation to be paid in seven yearly installments, yielding interest income from the date of the settlement. The net present value of this cash compensation is in line with the book value of assets, net of the related provisions. Part of the cash compensation was collected in the period.

At September 30, 2008, net working capital amounted to a negative euro 3,658 million, representing a decrease of euro 652 million from December 31, 2007. The decrease mainly reflected income taxes currently payable accrued for the period as well as increased tax payable related to excise taxes7 on oil products marketed in Italy, partly offset by a decrease recorded in net deferred tax liabilities for Italian companies and for Libyan activities against an increase in deferred tax liabilities recognized in connection with the acquisition of Burren Energy.
This decrease was also impacted by a negative change in fair value (euro 301 million, euro 181 million net of taxes) of certain derivative instruments Eni entered into to hedge exposure to variability in future cash flows deriving from the sale of an amount of Eni’s proved reserves equal to 2% of proved reserves as of December 31, 2006 corresponding to approximately 125.7 mmbbl in the 2008-2011 period, decreasing to 91.2 mmbbl as of the end of September 2008. These hedging transactions were undertaken in connection with the acquisition of oil and gas assets in Congo and in the Gulf of Mexico that were executed in 2007.
Also an increase was recorded in the carrying amounts of oil, gas and refined products inventories stated at the weighted-average cost reflecting higher commodity prices as well as seasonal inventory build-up for natural gas.

Net borrowings and leverage

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)

Dec. 31, 2007	June 30, 2008	Sept. 30, 2008	Change vs Dec. 31, 2007	Change vs June 30, 2008

Total debt	19,830	21,323	21,320	1,490	(3)
Short-term debt	8,500	10,857	9,275	775	(1,582)
Long-term debt	11,330	10,466	12,045	715	1,579
Cash and cash equivalents	(2,114)	(1,518)	(2,330)	(216)	(812)
Securities held for non-operating purposes	(174)	(114)	(114)	60
Financing receivables held for non-operating purposes	(1,215)	(3,126)	(1,053)	162	2,073

Net borrowings	16,327	16,565	17,823	1,496	1,258

Shareholders’ equity including minority interest	42,867	43,889	47,911	5,044	4,022
Leverage	0.38	0.38	0.37	(0.01)	(0.01)

Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according to a 60:40 interest by Eni and Enel as of September 30, 2008, leverage would stand at 0.31.

_______________

(7)	This increase reflects excise taxes on oil products marketed in Italy in the first 15 days of December which are settled within the end of this month, instead of being paid in the following month as in the rest of the year.

Borrowings and bonds classified by currency

(million euro)

Total debt at December 31, 2007	Total debt at September 30, 2008

short-term	long-term (a)	total	short-term	long-term (a)	total

%	%	%	%	%	%

Euro	5,453	70.2	9,973	82.6	15,426	77.8	6,098	70.1	10,536	83.5	16,634	78.0
Dollar	1,591	20.5	900	7.5	2,491	12.6	859	9.9	902	7.1	1,761	8.3
Pound	609	7.8	882	7.3	1,491	7.5	1,721	19.8	844	6.7	2,565	12.0
Yen	3	-	281	2.3	284	1.4	-	-	308	2.4	308	1.5
Other	107	1.5	31	0.3	138	0.7	20	0.2	32	0.3	52	0.2

	7,763	100.0	12,067	100.0	19,830	100.0	8,698	100.0	12,622	100.0	21,320	100.0

(a)	Including the portion of long-term debt due within 12 months for euro 577 million and euro 737 million at September 30, 2008 and December 31, 2007, respectively.

Bonds maturing in the 18-months period starting on September 30, 2008

(million euro)

Issuing entity	Amounts at September 30, 2008 (a)
Eni Coordination Center SA	126
Eni Lasmo Plc	187
313

(a)	Amounts in euro at September 30, 2008 include interest accrued and discount on issue.

Bonds issued in the nine months of 2008

Issuing entity	Nominal amount (million)	Currency	Amounts at Sept. 30, 2008 (a) (million euro)	Maturity	Rate	%

Eni SpA	250	EUR	253	Nov. 14, 2017	fixed	4.75
Eni Coordination Center SA	5,000	YEN	34	Mar. 13, 2015	fixed	1.53
Eni Coordination Center SA	100	EUR	102	Apr. 18, 2028	fixed	5.44
Eni UK Holding Plc	17	GBP	15	Dec. 31, 2013	variable
			401

(a)	Amounts in euro at September 30, 2008 include interest accrued and discount on issue.

Changes in shareholders' equity

(million euro)

Shareholders’ equity at December 31, 2007		42,867
Net profit for the period	10,316
Reserve for cash flow hedges	(277)
Dividends paid to Eni’s shareholders	(4,910)
Dividends paid by consolidated subsidiaries to minorities	(224)
Shares repurchased	(757)
Treasury shares attributed against employee share incentive schemes	20
Impact of share repurchases made by consolidated subsidiaries (Saipem)	(31)
Currency translation differences	844
Other changes	63

Total changes		5,044

Shareholders’ equity at September 30, 2008		47,911

Attributable to:
- Eni		45,107
- Minority interest		2,804

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33% effective from January 1, 2008 (33% in previous reporting periods). The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect. ROACE by division is determined as the ratio between adjusted net profit and net average capital invested pertaining to each division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the division specific tax rate).

(million euro)

Calculated on a twelve-month period ending on September 30, 2008	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	8,659	2,931	293	11,610
Exclusion of after-tax finance expenses/interest income	-	-	-	344

Adjusted net profit unlevered	8,659	2,931	293	11,954
Adjusted capital employed, net:
- at the beginning of the period	24,111	18,621	6,321	55,059
- at period end	28,161	20,781	8,449	64,540

Adjusted average capital employed, net	26,136	19,701	7,385	59,800

ROACE adjusted (%)	33.1	14.9	4.0	20.0

(million euro)

Calculated on a twelve-month period ending on September 30, 2007	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	5,732	2,915	460	9,790
Exclusion of after-tax finance expenses/interest income	-	-	-	103

Adjusted net profit unlevered	5,732	2,915	460	9,893
Adjusted capital employed, net:
- at the beginning of the period	18,733	17,001	5,583	46,220
- at period end	24,111	18,700	5,762	54,997

Adjusted average capital employed, net	21,422	17,851	5,673	50,609

ROACE adjusted (%)	26.8	16.3	8.1	19.5

(million euro)

Calculated on a twelve-month period ending on December 31, 2007	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,491	2,936	319	10,094
Exclusion of after-tax finance expenses/interest income	-	-	-	174

Adjusted net profit unlevered	6,491	2,936	319	10,268
Adjusted capital employed, net:
- at the beginning of the period	18,590	18,906	5,631	47,966
- at period end	24,643	20,547	7,149	58,695

Adjusted average capital employed, net	21,617	19,727	6,390	53,331

ROACE adjusted (%)	30.0	14.9	5.0	19.3

(a)	Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according to a 60:40 interest by Eni and Enel as of September 30, 2008, ROACE for the Group and for the Exploration & Production division would stand at 20.6% and 35.4%, respectively.

Summarized Group cash flow statement and change in net borrowings

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.
The free cash flow is a non-GAAP measure of financial performance.

SUMMARIZED CASH FLOW STATEMENT

(million euro)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	Nine months 2007	Nine months 2008

2,459	3,632	3,089	Net profit	7,625	10,316
			Adjustments to reconcile to cash generated from operating profit before changes in working capital:
1,566	2,130	2,086	- depreciation, depletion and amortization and other non monetary items	4,437	5,960
(285)	(12)	4	- net gains on disposal of assets	(311)	(203)
2,348	2,296	3,287	- dividends, interest, income taxes and other changes	6,718	8,549

6,088	8,046	8,466	Cash generated from operating profit before changes in working capital	18,469	24,622
(1,375)	103	(130)	Changes in working capital related to operations	(452)	(1,280)
(1,347)	(2,958)	(2,603)	Dividends received, taxes paid, interest (paid) received during the period	(4,968)	(7,659)

3,366	5,191	5,733	Net cash provided by operating activities	13,049	15,683
(2,679)	(3,641)	(3,112)	Capital expenditures	(6,936)	(9,871)
(3,776)	(165)	(127)	Acquisition of investments and businesses	(8,711)	(2,076)
455	145	91	Disposals	631	564
82	257	(568)	Other cash flow related to capital expenditures, investments and disposals	288	13

(2,552)	1,787	2,017	Free cash flow	(1,679)	4,313
148	(1,200)	2,172	Borrowings (repayment) of debt related to financing activities	378	343
(148)	1,423	(681)	Changes in short and long-term finance debt	4,486	1,429
(117)	(2,959)	(2,752)	Dividends paid and changes in minority interest and reserves	(3,383)	(5,910)
(23)	126	56	Effect of changes in consolidation and exchange differences	(111)	41

(2,692)	(823)	812	CHANGE IN CASH AND CASH EQUIVALENTS FOR THE PERIOD	(309)	216

CHANGES IN NET BORROWINGS

(million euro)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	Nine months 2007	Nine months 2008

(2,552)	1,787	2,017	Free cash flow	(1,679)	4,313
			Net borrowings of acquired companies
(3)		(35)	Net borrowings of divested companies	(27)	(35)
364	198	(488)	Exchange differences on net borrowings and other changes	426	136
(117)	(2,959)	(2,752)	Dividends paid and changes in minority interest and reserves	(3,383)	(5,910)
(2,308)	(974)	(1,258)	CHANGES IN NET BORROWINGS	(4,663)	(1,496)

CAPITAL EXPENDITURES BY SEGMENT

(million euro)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	Nine months 2007	Nine months 2008

1,725	2,340	2,051	Exploration & Production	4,562	6,513
362	460	383	Gas & Power	888	1,254
231	201	193	Refining & Marketing	550	543
32	48	52	Petrochemicals	88	120
311	556	480	Engineering & Construction	821	1,457
8	11	16	Other activities	43	30
20	26	20	Corporate and financial companies	48	56
(10)	(1)	(83)	Impact of unrealized intragroup profit elimination	(64)	(102)
2,679	3,641	3,112		6,936	9,871

In the first nine months of 2008 capital expenditures amounting to euro 9,871 million (euro 6,936 million in the first nine months of 2007) related mainly to:

-	Development activities (euro 4,374 million) deployed mainly in Egypt, Kazakhstan, Angola, Italy and Congo and exploratory projects (euro 1,315 million) of which 92% was spent outside Italy, primarily in the United States, Egypt, Angola, Libya, Norway and the United Kingdom. Capital expenditures for the purchase of proved and unproved property (euro 624 million) related to the extension of Eni’s mineral rights in Libya, following the agreement signed in October 2007 with NOC, the National Oil Corporation. In the first nine months of 2008, net acreage increased of 64,792 square kilometers (99% operated by Eni);
-	Upgrading of natural gas import pipelines to Italy (euro 184 million) and development and maintenance of Eni’s natural gas transport network in Italy (euro 806 million);
-	Projects aimed at improving the conversion capacity and flexibility of refineries, including the construction of a new hydrocracking unit at the Sannazzaro refinery (euro 374 million), as well as building and upgrading service stations in Italy and outside Italy (euro 139 million);
-	Upgrading of the fleet used in the Engineering & Construction division (euro 1,457 million).

Acquisition of investments and businesses (euro 2,076 million) mainly related to the completion of the acquisition of Burren Energy (euro 1,700 million, net of acquired cash amounting to euro 100 million).

Disposals (euro 564 million) mainly related to the sale of the Engineering & Construction division’s 30% stake in GTT (Gaztransport et Technigaz SAS). GTT is a company owning a patent for the construction of tanks to transport LNG.

Capital expenditures
EXPLORATION & PRODUCTION
(million euro)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	Nine months 2007	Nine months 2008

	297	3	Acquisitions of proved and unproved property	96	624
	277	3	North Africa	11	604
	13		West Africa		13
	7		Rest of world	85	7
449	453	334	Exploration	1,197	1,315
24	49	38	Italy	86	109
105	90	51	North Africa	274	264
51	46	66	West Africa	188	205
30	64	32	North Sea	154	180
9	3	14	Caspian Area	28	21
230	201	133	Rest of world	467	536
1,223	1,510	1,645	Development	3,154	4,374
109	141	137	Italy	329	396
233	270	307	North Africa	628	849
349	474	415	West Africa	871	1,195
102	123	149	North Sea	305	361
200	224	303	Caspian Area	516	738
230	278	334	Rest of world	505	835
35	59	50	Storage	69	148
18	21	19	Other expenditures	46	52
1,725	2,340	2,051		4,562	6,513

GAS & POWER
(million euro)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	Nine months 2007	Nine months 2008

267	293	352	Italy	684	1,020
95	167	31	Outside Italy	204	234
362	460	383		888	1,254
48	50	48	Marketing	152	130
13	32	25	- Marketing	29	66
1	12	3	Italy	1	16
12	20	22	Outside Italy	28	50
35	18	23	- Power generation	123	64
231	263	326	Regulated businesses in Italy	560	940
189	210	277	- Transport	462	806
42	53	49	- Distribution	98	134
83	147	9	International transport	176	184
362	460	383		888	1,254

REFINING & MARKETING
(million euro)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	Nine months 2007	Nine months 2008

213	178	168	Italy	496	486
18	23	25	Outside Italy	54	57
231	201	193		550	543
178	138	120	Refining, Supply and Logistics	392	371
178	138	120	Italy	392	371
53	53	60	Marketing	138	141
35	30	35	Italy	84	84
18	23	25	Outside Italy	54	57
	10	13	Other activities	20	31
231	201	193		550	543

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	Nine months 2007	Nine months 2008

1,659	1,772	1,764	Production of oil and natural gas (a) (b)	(kboe/d)	1,710	1,777
204	204	196	Italy		214	202
568	652	666	North Africa		578	648
324	305	352	West Africa		331	327
213	249	217	North Sea		254	234
104	124	104	Caspian Area		112	122
246	238	229	Rest of world		221	244
147.0	156.9	154.4	Oil and natural gas sold (a)	(mmboe)	449.3	468.0

PRODUCTION OF LIQUIDS BY REGION

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	Nine months 2007	Nine months 2008

975	998	1,015	Production of liquids (a)	(kbbl/d)	1,010	1,008
73	70	66	Italy		75	69
315	346	358	North Africa		326	346
275	259	304	West Africa		283	281
136	145	131	North Sea		153	139
67	82	69	Caspian Area		72	80
109	96	87	Rest of world		101	93

PRODUCTION OF NATURAL GAS BY REGION

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	Nine months 2007	Nine months 2008

3,927	4,442	4,302	Production of natural gas (a) (b)	(mmcf/d)	4,017	4,415
751	771	743	Italy		797	761
1,455	1,755	1,767	North Africa		1,448	1,734
282	263	280	West Africa		280	267
443	598	497	North Sea		579	548
212	239	198	Caspian Area		228	240
784	816	817	Rest of world		685	865

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operations (275 and 299 mmcf/d in the third quarter of 2008 and 2007, respectively, 280 and 295 mmcf/d in the nine months of 2008 and 2007 respectively and 285 mmcf/d in the second quarter of 2008).

Petrochemicals
(ktonnes)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	Nine months 2007	Nine months 2008

			Sales of petrochemical products
737	670	591	Basic petrochemicals	2,247	2,008
252	265	221	Styrene and elastomers	796	760
365	368	318	Polyethylene	1,123	1,039

1,354	1,303	1,130		4,166	3,807

2,201	1,979	1,885	Production	6,612	6,021

Engineering & Construction
(million euro)

Third Quarter 2007	Second Quarter 2008	Third Quarter 2008	Nine months 2007	Nine months 2008

			Orders acquired
872	1,838	270	Offshore	2,753		3,689
1,187	591	4,663	Onshore	3,961	(a)	5,718
250	82	547	Offshore drilling	394		760
171	705	12	Onshore drilling	320		796

2,480	3,216	5,492		7,428		10,963

(a)	Net of the backlog of divested companies (Haldor Topsøe AS e Camom SA) for a total amount of euro 181 million.

(million euro)

Orders backlog	Dec. 31, 2007	Sept. 30, 2008

	15,390	19,041